Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HUNTINGTON BANCSHARES INCORPORATED

To the Board of Directors and Shareholders of
Huntington Bancshares Incorporated
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntington Bancshares Incorporated and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 2, 6, and 18 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, SFAS No. 156, Accounting for Servicing of Financial Assets, and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Columbus, Ohio
February 25, 2008

CONSOLIDATED BALANCE SHEETS	HUNTINGTON BANCSHARES INCORPORATED

	December 31,
(in thousands, except number of shares)	2007	2006

Assets
Cash and due from banks	$1,416,597	$1,080,163
Federal funds sold and securities purchased under resale agreements	592,649	440,584
Interest bearing deposits in banks	340,090	74,168
Trading account securities	1,032,745	36,056
Loans held for sale	494,379	270,422
Investment securities	4,500,171	4,362,924
Loans and leases:
Commercial and industrial loans and leases	13,125,565	7,849,912
Commercial real estate loans	9,183,052	4,504,540
Automobile loans	3,114,029	2,125,821
Automobile leases	1,179,505	1,769,424
Home equity loans	7,290,063	4,926,900
Residential mortgage loans	5,447,126	4,548,918
Other consumer loans	714,998	427,910

Loans and leases	40,054,338	26,153,425
Allowance for loan and lease losses	(578,442)	(272,068)

Net loans and leases	39,475,896	25,881,357

Bank owned life insurance	1,313,281	1,089,028
Premises and equipment	557,565	372,772
Goodwill	3,059,333	570,876
Other intangible assets	427,970	59,487
Accrued income and other assets	1,486,792	1,091,182

Total assets	$54,697,468	$35,329,019

Liabilities and shareholders’ equity
Liabilities
Deposits in domestic offices
Demand deposits — non-interest bearing	$5,371,747	$3,615,745
Interest bearing	31,644,460	20,640,368
Deposits in foreign offices	726,714	791,657

Deposits	37,742,921	25,047,770
Short-term borrowings	2,843,638	1,676,189
Federal Home Loan Bank advances	3,083,555	996,821
Other long-term debt	1,937,078	2,229,140
Subordinated notes	1,934,276	1,286,657
Accrued expenses and other liabilities	1,206,860	1,078,116

Total liabilities	48,748,328	32,314,693

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares; none outstanding
Common stock — No par value and authorized 500,000,000 shares; issued 257,866,255 shares; outstanding 235,474,366 shares		2,560,569
Par value of $0.01 and authorized 1,000,000,000 shares; issued 387,504,687 shares; outstanding 366,261,676 shares	3,875
Capital surplus	5,703,316
Less 21,243,011 and 22,391,889 treasury shares at cost, respectively	(480,129)	(506,946)
Accumulated other comprehensive loss:
Unrealized (losses) gains on investment securities	(10,011)	14,254
Unrealized gains on cash flow hedging derivatives	4,553	17,008
Pension and other postretirement benefit adjustments	(44,153)	(86,328)
Retained earnings	771,689	1,015,769

Total shareholders’ equity	5,949,140	3,014,326

Total liabilities and shareholders’ equity	$54,697,468	$35,329,019

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME	HUNTINGTON BANCSHARES INCORPORATED

	Year Ended December 31,
(in thousands, except per share amounts)	2007	2006	2005

Interest and fee income
Loans and leases
Taxable	$2,388,799	$1,775,445	$1,428,371
Tax-exempt	5,213	2,154	1,466
Investment securities
Taxable	221,877	231,294	157,716
Tax-exempt	26,920	23,901	19,865
Other	100,154	37,725	34,347

Total interest income	2,742,963	2,070,519	1,641,765

Interest expense
Deposits	1,026,388	717,167	446,919
Short-term borrowings	92,810	72,222	34,334
Federal Home Loan Bank advances	102,646	60,016	34,647
Subordinated notes and other long-term debt	219,607	201,937	163,454

Total interest expense	1,441,451	1,051,342	679,354

Net interest income	1,301,512	1,019,177	962,411
Provision for credit losses	643,628	65,191	81,299

Net interest income after provision for credit losses	657,884	953,986	881,112

Service charges on deposit accounts	254,193	185,713	167,834
Trust services	121,418	89,955	77,405
Brokerage and insurance income	92,375	58,835	53,619
Other service charges and fees	71,067	51,354	44,348
Bank owned life insurance income	49,855	43,775	40,736
Mortgage banking income	29,804	41,491	28,333
Securities (losses), net	(29,738)	(73,191)	(8,055)
Other income	87,629	163,137	228,062

Total non-interest income	676,603	561,069	632,282

Personnel costs	686,828	541,228	481,658
Outside data processing and other services	127,245	78,779	74,638
Net occupancy	99,373	71,281	71,092
Equipment	81,482	69,912	63,124
Amortization of intangibles	45,151	9,962	829
Marketing	46,043	31,728	26,279
Professional services	40,320	27,053	34,569
Telecommunications	24,502	19,252	18,648
Printing and supplies	18,251	13,864	12,573
Other expense	142,649	137,935	186,410

Total non-interest expense	1,311,844	1,000,994	969,820

Income before income taxes	22,643	514,061	543,574
(Benefit) provision for income taxes	(52,526)	52,840	131,483

Net income	$75,169	$461,221	$412,091

Average common shares — basic	300,908	236,699	230,142
Average common shares — diluted	303,455	239,920	233,475

Per common share
Net income — basic	$0.25	$1.95	$1.79
Net income — diluted	0.25	1.92	1.77
Cash dividends declared	1.060	1.000	0.845

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	HUNTINGTON BANCSHARES INCORPORATED

								Accumulated
	Preferred Stock		Common Stock			Treasury Stock		Other
					Capital			Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total

Balance — January 1, 2005	—	$—	257,866	$2,484,204		(26,261)	$(499,259)	$(10,903)	$563,596	$2,537,638
Comprehensive Income:
Net income									412,091	412,091
Unrealized net losses on investment securities arising during the period, net of reclassification for net realized losses, net of tax of $11,626								(21,333)		(21,333)
Unrealized gains on cash flow hedging derivatives, net of tax of ($5,898)								10,954		10,954
Minimum pension liability adjustment, net of tax of $437								(811)		(811)

Total comprehensive income										400,901

Cash dividends declared ($0.845 per share)									(193,843)	(193,843)
Stock options exercised				2,999		1,866	36,195			39,194
Treasury shares purchased						(9,591)	(231,656)			(231,656)
Other				4,123		226	1,144			5,267

Balance — December 31, 2005	—	—	257,866	2,491,326		(33,760)	(693,576)	(22,093)	781,844	2,557,501

Comprehensive Income:
Net income									461,221	461,221
Unrealized net gains on investment securities arising during the period, net of reclassification for net realized losses, net of tax of ($26,369)								48,270		48,270
Unrealized gains on cash flow hedging derivatives, net of tax of ($970)								1,802		1,802
Minimum pension liability adjustment, net of tax of ($145)								269		269

Total comprehensive income										511,562

Cumulative effect of change in accounting principle for servicing financial assets, net of tax of $6,521									12,110	12,110
Cumulative effect of change in accounting for funded status of pension plans, net of tax of $44,861								(83,314)		(83,314)
Cash dividends declared ($1.00 per share)									(239,406)	(239,406)
Shares issued pursuant to acquisition				53,366		25,350	522,390			575,756
Recognition of the fair value of share-based compensation				18,574						18,574
Treasury shares purchased						(15,981)	(378,835)			(378,835)
Stock options exercised				(3,007)		2,013	43,836			40,829
Other				310		(14)	(761)			(451)

Balance — December 31, 2006	—	—	257,866	2,560,569		(22,392)	(506,946)	(55,066)	1,015,769	3,014,326

Comprehensive Income:
Net income									75,169	75,169
Unrealized net losses on investment securities arising during the period, net of reclassification(1) for net realized gains, net of tax of $13,245								(24,265)		(24,265)
Unrealized losses on cash flow hedging derivatives, net of tax of $6,707								(12,455)		(12,455)
Change in accumulated unrealized losses for pension and other post-retirement obligations, net of tax of ($22,710)								42,175		42,175

Total comprehensive income										80,624

Assignment of $0.01 par value per share for each share of common stock				(2,557,990)	2,557,990					—
Cash dividends declared ($1.06 per share)									(319,249)	(319,249)
Shares issued pursuant to acquisitions			129,639	1,296	3,130,996	188	4,245			3,136,537
Recognition of the fair value of share-based compensation					21,836					21,836
Stock options exercised					(9,040)	1,111	25,822			16,782
Other					1,534	(150)	(3,250)			(1,716)

Balance — December 31, 2007	—	$—	387,505	$3,875	$5,703,316	(21,243)	$(480,129)	$(49,611)	$771,689	$5,949,140

(1)	Reclassification adjustments represent net unrealized gains or losses as of December 31 of the prior year on investment securities that were sold during the current year. For the years ended December 31, 2007, 2006, and 2005 the reclassification adjustments were $19,330, net of tax of ($10,408), $47,574, net of tax of ($25,617), and $5,236, net of tax of ($2,819), respectively.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	HUNTINGTON BANCSHARES INCORPORATED

	Year Ended December 31,
(in thousands)	2007	2006	2005
Operating activities
Net income	$75,169	$461,221	$412,091
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	643,628	65,191	81,299
Depreciation and amortization	127,261	111,649	172,977
Net decrease in current and deferred income taxes	(157,169)	(357,458)	(98,703)
Net (increase) decrease in trading account securities	(996,689)	24,784	275,765
Pension contribution	—	(29,800)	(63,600)
Originations of loans held for sale	(2,815,854)	(2,537,999)	(2,572,346)
Principal payments on and proceeds from loans held for sale	2,693,132	2,532,908	2,501,471
Other, net	87,743	(46,037)	(34,255)

Net cash (used for) provided by operating activities	(342,779)	224,459	674,699

Investing activities
Increase in interest bearing deposits in banks	(188,971)	(48,681)	7
Net cash (paid) received in acquisitions	(80,060)	60,772	—
Proceeds from:
Maturities and calls of investment securities	405,482	604,286	463,001
Sales of investment securities	1,528,480	2,829,529	1,995,764
Purchases of investment securities	(1,317,630)	(3,015,922)	(2,832,258)
Proceeds from sales of loans	108,588	245,635	—
Net loan and lease originations, excluding sales	(1,746,814)	(338,022)	(1,012,345)
Proceeds from sale of operating lease assets	27,591	128,666	280,746
Purchases of premises and equipment	(109,450)	(47,207)	(57,288)
Other, net	(32,586)	(7,760)	20,415

Net cash (used for) provided by investing activities	(1,405,370)	411,296	(1,141,958)

Financing activities
(Decrease) increase in deposits	(165,625)	936,766	1,655,736
Increase (decrease) in short-term borrowings	1,464,542	(292,211)	682,027
Proceeds from issuance of subordinated notes	250,010	250,000	—
Maturity/redemption of subordinated notes	(46,660)	(4,080)	—
Proceeds from Federal Home Loan Bank advances	2,853,120	2,517,210	809,589
Maturity/redemption of Federal Home Loan Bank advances	(1,492,899)	(2,771,417)	(925,030)
Proceeds from issuance of long-term debt	—	935,000	—
Maturity of long-term debt	(353,079)	(1,158,942)	(1,719,403)
Dividends paid on common stock	(289,758)	(231,117)	(200,628)
Repurchases of common stock	—	(378,835)	(231,656)
Other, net	16,997	41,842	(67,960)

Net cash provided by (used for) financing activities	2,236,648	(155,784)	2,675

Increase in cash and cash equivalents	488,499	479,971	(464,584)
Cash and cash equivalents at beginning of period	1,520,747	1,040,776	1,505,360

Cash and cash equivalents at end of period	$2,009,246	$1,520,747	$1,040,776

Supplemental disclosures:
Income taxes paid	$104,645	$410,298	$230,186
Interest paid	1,434,007	1,024,635	640,679
Non-cash activities
Mortgage loans exchanged for mortgage-backed securities	—	—	15,058
Common stock dividends accrued, paid in subsequent quarter	76,762	37,166	28,877
Common stock and stock options issued for purchase acquisitions	3,136,537	575,756	—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

1. SIGNIFICANT ACCOUNTING POLICIES

–	Nature of Operations — Huntington Bancshares Incorporated (Huntington or The Company) is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as reinsuring private mortgage, credit life and disability insurance, and other insurance and financial products and services. Huntington’s banking offices are located in Ohio, Michigan, West Virginia, Indiana, Kentucky and Pennsylvania. Certain activities are also conducted in other states including Arizona, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, South Carolina, Tennessee, and Vermont. Huntington also has a limited purpose foreign office in the Cayman Islands and another in Hong Kong.

–	Basis of Presentation — The consolidated financial statements include the accounts of Huntington and its majority-owned subsidiaries and are presented in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany transactions and balances have been eliminated in consolidation. Companies in which Huntington holds more than a 50% voting equity interest or are a variable interest entity (VIE) in which Huntington absorbs the majority of expected losses are consolidated. VIEs in which Huntington does not absorb the majority of expected losses are not consolidated. For consolidated entities where Huntington holds less than a 100% interest, Huntington recognizes a minority interest liability (included in accrued expenses and other liabilities) for the equity held by others and minority interest expense (included in other long-term debt) for the portion of the entity’s earnings attributable to minority interests. Investments in companies that are not consolidated are accounted for using the equity method when Huntington has the ability to exert significant influence. Those investments in non-marketable securities for which Huntington does not have the ability to exert significant influence are generally accounted for using the cost method and are periodically evaluated for impairment. Investments in private investment partnerships are carried at fair value. Investments in private investment partnerships and investments that are accounted for under the equity method or the cost method are included in accrued income and other assets and Huntington’s proportional interest in the investments’ earnings are included in other non-interest income.

Huntington evaluates VIEs in which it holds a beneficial interest for consolidation. VIEs, as defined by the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (Revised 2003), Consolidation of Variable Interest Entities (FIN 46R), are legal entities with insubstantial equity, whose equity investors lack the ability to make decisions about the entity’s activities, or whose equity investors do not have the right to receive the residual returns of the entity if they occur.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates are further discussed in the critical accounting policies included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Certain prior period amounts have been reclassified to conform to the current year’s presentation.

–	Securities — Securities purchased with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading account securities are recorded in other non-interest income, except for gains and losses on trading account securities used to hedge the fair value of mortgage servicing rights, which are included in mortgage banking income. All other securities are classified as investment securities. Investment securities include securities designated as available for sale and non-marketable equity securities. Unrealized gains or losses on investment securities designated as available for sale are reported as a separate component of accumulated other comprehensive loss in the consolidated statement of shareholders’ equity. Declines in the value of debt and marketable equity securities that are considered other-than-temporary are recorded in non-interest income as securities losses.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The amortized cost of sold securities is used to compute realized gains and losses. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, are included in interest income.

Non-marketable equity securities include holdings of VISA, Inc. Class B common stock and stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are generally accounted for at cost and are included in investment securities.

Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, Management evaluates, among other factors, the expected cash flows of the security, the duration and extent to which the fair value of an investment is less than its cost, the historical and implicit volatility of the security and intent and ability to hold the investment until recovery, which may be maturity. Investments with an indicator of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

impairment are further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary.

–	Loans and Leases — Loans and direct financing leases for which Huntington has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified in the balance sheet as loans and leases. Loans and leases are carried at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Direct financing leases are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Interest income is accrued as earned using the interest method based on unpaid principal balances. Huntington defers the fees it receives from the origination of loans and leases, as well as the direct costs of those activities. Huntington also acquires loans at a premium and at a discount to their contractual values. Huntington amortizes loan discounts, loan premiums and net loan origination fees and costs on a level-yield basis over the estimated lives of the related loans. Management evaluates direct financing leases individually for impairment.

Loans that Huntington has the intent to sell or securitize are classified as held for sale. Loans held for sale are carried at the lower of cost or fair value. Fair value is determined based on collateral value and prevailing market prices for loans with similar characteristics. Subsequent declines in fair value are recognized either as a charge-off or as non-interest income, depending on the length of time the loan has been recorded as held for sale. When a decision is made to sell a loan that was not originated or initially acquired with the intent to sell, the loan is reclassified into held for sale. Such reclassifications may occur, and have occurred in the past several years, due to a change in strategy in managing the balance sheet. See Note 5 for further information on recent securitization activities.

Automobile loans and leases include loans secured by automobiles and leases of automobiles that qualify for the direct financing method of accounting. Substantially all of the direct financing leases that qualify for that accounting method do so because the present value of the lease payments and the guaranteed residual value are at least 90% of the cost of the vehicle. Huntington records the residual values of its leases based on estimated future market values of the automobiles as published in the Automotive Lease Guide (ALG), an authoritative industry source. Beginning in October 2000, Huntington purchased residual value insurance for its entire automobile lease portfolio to mitigate the risk of declines in residual values. Residual value insurance provides for the recovery of the vehicle residual value specified by the ALG at the inception of the lease. As a result, the risk associated with market driven declines in used car values is mitigated. Currently, Huntington has three distinct residual value insurance policies in place to address the residual risk in the portfolio. One residual value insurance policy covers all vehicles leased between October 1, 2000 and April 30, 2002, and has an associated total payment cap of $50 million. Any losses above the cap result in additional depreciation expense. A second policy covers all originations from May 1, 2002 through June 30, 2005, and does not have a cap. A third policy, similar in structure to the referenced second policy, was in effect until October 9, 2007, and covered all originations since June 30, 2005. Leases covered by the last two policies qualify for the direct financing method of accounting. Leases covered by the first policy are accounted for using the operating lease method of accounting and are recorded as operating lease assets in Huntington’s consolidated balance sheet.

Automobile leases originated after October 9, 2007 are not covered by a third party residual value insurance policy. The absence of insurance on these automobile leases requires them to be recorded as operating leases (see operating lease assets below).

Residual values on leased automobiles and equipment are evaluated quarterly for impairment. Impairment of the residual values of direct financing leases is recognized by writing the leases down to fair value with a charge to other non-interest expense. Residual value losses arise if the fair value at the end of the lease term is less than the residual value embedded in the original lease contract. For leased automobiles, residual value insurance covers the difference between the recorded residual value and the fair value of the automobile at the end of the lease term as evidenced by ALG Black Book valuations. This insurance, however, does not cover residual losses that occur when the automobile is sold for a value below ALG Black Book value at the time of sale, which may arise when the automobile has excess wear and tear and/or excess mileage, not reimbursed by the lessee. In any event, the insurance provides a minimum level of coverage of residual value such that the net present value of the minimum lease payments plus the portion of the residual value that is guaranteed exceeds 90 percent of the fair value of the automobile at the inception of the lease.

For leased equipment, the residual component of a direct financing lease represents the estimated fair value of the leased equipment at the end of the lease term. Huntington uses industry data, historical experience, and independent appraisals to establish these residual value estimates. Additional information regarding product life cycle, product upgrades, as well as insight into competing products are obtained through relationships with industry contacts and are factored into residual value estimates where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Commercial and industrial loans and commercial real estate loans are generally placed on non-accrual status and stop accruing interest when principal or interest payments are 90 days or more past due or the borrower’s creditworthiness is in doubt. A loan may remain in accruing status when it is sufficiently collateralized, which means the collateral covers the full repayment of principal and interest, and is in the process of active collection.

Commercial and industrial and commercial real estate loans are evaluated quarterly for impairment in accordance with the provisions of Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended. This Statement requires an allowance to be established as a component of the allowance for loan and lease losses when it is probable that all amounts due pursuant to the contractual terms of the loan or lease will not be collected and the recorded investment in the loan or lease exceeds its fair value. Fair value is measured using either the present value of expected future cash flows discounted at the loan’s or lease’s effective interest rate, the observable market price of the loan or lease, or the fair value of the collateral if the loan or lease is collateral dependent. When the present value of expected future cash flows is used, the effective interest rate is the contractual interest rate of the loan adjusted for any premium or discount. When the contractual interest rate is variable, the effective interest rate of the loan changes over time. Interest income is recognized on impaired loans using a cost recovery method unless the receipt of principal and interest as they become contractually due is not in doubt, such as in a troubled debt restructuring (TDR). For TDRs of impaired loans, interest is accrued in accordance with the restructured terms.

Consumer loans and leases, excluding residential mortgage and home equity loans, are subject to mandatory charge-off at a specified delinquency date and are not classified as non-performing prior to being charged off. These loans and leases are generally charged off in full no later than when the loan or lease becomes 120 days past due. Residential mortgage loans are placed on non-accrual status when principal payments are 180 days past due or interest payments are 210 days past due. A charge-off on a residential mortgage loan is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the collateral. The fair value of the collateral is then recorded as real estate owned and is reflected in other assets in the consolidated balance sheet. (See Note 5 for further information.) A home equity charge-off occurs when it is determined that there is not sufficient equity in the loan to cover Huntington’s position. A write down in value occurs as determined by Huntington’s internal processes, with subsequent losses incurred upon final disposition. In the event the first mortgage is purchased to protect Huntington’s interests, the charge-off process is the same as residential mortgage loans described above.

Huntington uses the cost recovery method of accounting for cash received on non-performing loans and leases. Under this method, cash receipts are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan or lease is returned to accrual status. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss.

–	Sold Loans and Leases — Loans or direct financing leases that are sold are accounted for in accordance with Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. For loan or lease sales with servicing retained, an asset is also recorded for the right to service the loans sold, based on the fair value of the servicing rights.

Gains and losses on the loans and leases sold and servicing rights associated with loan and lease sales are determined when the related loans or leases are sold to the trust or third party. Fair values of the servicing rights are based on the present value of expected future cash flows from servicing the underlying loans, net of adequate compensation to service the loans. The present value of expected future cash flows is determined using assumptions for market interest rates, ancillary fees, and prepayment rates. Management also uses these assumptions to assess automobile loan servicing rights for impairment periodically. The servicing rights are recorded in other assets in the consolidated balance sheets. Servicing revenues on mortgage and automobile loans are included in mortgage banking income and other non-interest income, respectively.

–	Allowance for Credit Losses — The allowance for credit losses (ACL) reflects Management’s judgment as to the level of the ACL considered appropriate to absorb probable inherent credit losses. This judgment is based on the size and current risk characteristics of the portfolio, a review of individual loans and leases, historical and anticipated loss experience, and a review of individual relationships where applicable. External influences such as general economic conditions, economic conditions in the relevant geographic areas and specific industries, regulatory guidelines, and other factors are also assessed in determining the level of the allowance.

The determination of the allowance requires significant estimates, including the timing and amounts of expected future cash flows on impaired loans and leases, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans and leases, all of which may be susceptible to change. The allowance is increased through a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

provision that is charged to earnings, based on Management’s quarterly evaluation of the factors previously mentioned, and is reduced by charge-offs, net of recoveries, and the allowance associated with securitized or sold loans.

The ACL consists of two components, the transaction reserve, which includes a specific reserve in accordance with Statement No. 114, and the economic reserve. Loan and lease losses related to the transaction reserve are recognized and measured pursuant to Statement No. 5, Accounting for Contingencies, and Statement No. 114, while losses related to the economic reserve are recognized and measured pursuant to Statement No. 5. The two components are more fully described below.

The transaction reserve component of the ACL includes both (a) an estimate of loss based on pools of commercial and consumer loans and leases with similar characteristics and (b) an estimate of loss based on an impairment review of each loan greater than $500,000 that is considered to be impaired. For commercial loans, the estimate of loss based on pools of loans and leases with similar characteristics is made through the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis. The reserve factors applied to these portfolios were developed based on internal credit migration models that track historical movements of loans between loan ratings over time and a combination of long-term average loss experience of our own portfolio and external industry data. In the case of more homogeneous portfolios, such as consumer loans and leases, the determination of the transaction reserve is based on reserve factors that include the use of forecasting models to measure inherent loss in these portfolios. Models and analyses are updated frequently to capture the recent behavioral characteristics of the subject portfolios, as well as any changes in loss mitigation or credit origination strategies. Adjustments to the reserve factors are made as needed based on observed results of the portfolio analytics.

The economic reserve incorporates our determination of the impact of risks associated with the general economic environment on the portfolio. The economic reserve is designed to address economic uncertainties and is determined based on economic indices as well as a variety of other economic factors that are correlated to the historical performance of the loan portfolio. Currently, two national and two regionally focused indices are utilized. The two national indices are: (1) Real Consumer Spending, and (2) Consumer Confidence. The two regionally focused indices are: (1) the Institute for Supply Management Manufacturing Index, and (2) Non-agriculture Job Creation. Because of this more quantitative approach to recognizing risks in the general economy, the economic reserve may fluctuate from period-to-period, subject to a minimum level specified by policy.

–	Other Real Estate Owned — Other real estate owned (OREO) is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. Beginning in 2006, OREO also included government insured loans in the process of foreclosure. OREO obtained in satisfaction of a loan is recorded at the estimated fair value less anticipated selling costs based upon the property’s appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer. Changes in value subsequent to transfer are recorded in non-interest expense. Gains or losses not previously recognized resulting from the sale of OREO are recognized in non-interest expense on the date of sale.

–	Resell and Repurchase Agreements — Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Huntington as deemed appropriate.

–	Goodwill and Other Intangible Assets — Under the purchase method of accounting, the net assets of entities acquired by Huntington are recorded at their estimated fair value at the date of acquisition. The excess cost of the acquisition over the fair value of net assets acquired is recorded as goodwill. Other intangible assets are amortized either on an accelerated or straight-line basis over their estimated useful lives. Goodwill and other intangible assets are evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

–	Mortgage Banking Activities — Huntington recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheets, only when purchased or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. Servicing rights are initially recorded at fair value. All mortgage servicing rights are subsequently carried at fair value, and are included in other assets.

To determine the fair value of MSRs, Huntington uses a static discounted cash flow methodology incorporating current market interest rates. A static model does not attempt to forecast or predict the future direction of interest rates; rather it estimates the amount and timing of future servicing cash flows using current market interest rates. The current mortgage interest rate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

influences the prepayment rate; and therefore, the timing and magnitude of the cash flows associated with the servicing asset, while the discount rate determines the present value of those cash flows. Expected mortgage loan prepayment assumptions are derived from a third party model. Management believes these prepayment assumptions are consistent with assumptions used by other market participants valuing similar MSRs.

Huntington hedges the value of MSRs using derivative instruments and trading account securities. Changes in fair value of these derivatives and trading account securities are reported as a component of mortgage banking income.

–	Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 20 years, respectively. Land improvements and furniture and fixtures are depreciated over 10 years, while equipment is depreciated over a range of three to seven years. Leasehold improvements are amortized over the lesser of the asset’s useful life or the term of the related leases, including any renewal periods for which renewal is reasonably assured. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of an asset are capitalized and depreciated over the remaining useful life.

–	Operating Lease Assets — Operating lease assets consist of automobiles leased to consumers. These assets are reported at cost, including net deferred origination fees or costs, less accumulated depreciation. Net deferred origination fees or costs include the referral payments Huntington makes to automobile dealers, which are deferred and amortized on a straight-line basis over the life of the lease.

Rental income is accrued on a straight line basis over the lease term. Net deferred origination fees or costs are amortized over the life of the lease to operating lease income. Depreciation expense is recorded on a straight-line basis over the term of the lease. Leased assets are depreciated to the estimated residual value at the end of the lease term. Depreciation expense is included in other expense in the non-interest expense section of the consolidated statements of income. On a quarterly basis, residual values of operating leases are evaluated individually for impairment under Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Also, on a quarterly basis, Management evaluates the amount of residual value losses that it anticipates will result from the estimated fair value of leased assets being less than the residual value inherent in the lease.

Credit losses, included in operating lease expense, occur when a lease is terminated early because the lessee cannot make the required lease payments. These credit-generated terminations result in Huntington taking possession of the automobile earlier than expected. When this occurs, the market value of the automobile may be less than Huntington’s book value, resulting in a loss upon sale. Rental income payments accrued, but not received, are written off when they reach 120 days past due and at that time, the asset is evaluated for impairment.

–	Bank Owned Life Insurance — Huntington’s bank owned life insurance policies are carried at their cash surrender value. Huntington recognizes tax-free income from the periodic increases in the cash surrender value of these policies and from death benefits.

–	Derivative Financial Instruments — A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting the Company’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements.

Huntington also uses derivatives, principally loan sale commitments, in the hedging of its mortgage loan interest rate lock commitments and its mortgage loans held for sale. Mortgage loan sale commitments and the related interest rate lock commitments are carried at fair value on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income.

Derivative financial instruments are accounted for in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), as amended. This Statement requires derivative instruments to be recorded in the consolidated balance sheet as either an asset or a liability (in other assets or other liabilities, respectively) measured at fair value, with changes to fair value recorded through earnings unless specific criteria are met to account for the derivative using hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

For those derivatives to which hedge accounting is applied, Huntington formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and, unless the hedge meets all of the criteria to assume there is no ineffectiveness, the method that will be used to assess the effectiveness of the hedging instrument and how ineffectiveness will be measured. The methods utilized to assess retrospective hedge effectiveness, as well as the frequency of testing, vary based on the type of item being hedged and the designated hedge period. For specifically designated fair value hedges of certain fixed-rate debt, Huntington utilizes the short-cut method when all the criteria of paragraph 68 of Statement No. 133 are met. For other fair value hedges of fixed-rate debt including certificates of deposit, Huntington utilizes the dollar offset or the regression method to evaluate hedge effectiveness on a quarterly basis. For fair value hedges of portfolio loans and mortgage loans held for sale, the regression method is used to evaluate effectiveness on a daily basis. For cash flow hedges, the dollar offset method is applied on a quarterly basis. For hedging relationships that are designated as fair value hedges, changes in the fair value of the derivative are, to the extent that the hedging relationship is effective, recorded through earnings and offset against changes in the fair value of the hedged item. For cash flow hedges, changes in the fair value of the derivative are, to the extent that the hedging relationship is effective, recorded as other comprehensive income and subsequently recognized in earnings at the same time that the hedged item is recognized in earnings. Any portion of a hedge that is ineffective is recognized immediately as other non-interest income. When a cash flow hedge is discontinued because the originally forecasted transaction is not probable of occurring, any net gain or loss in accumulated other comprehensive income is recognized immediately as other non-interest income.

Like other financial instruments, derivatives contain an element of credit risk, which is the possibility that Huntington will incur a loss because a counterparty fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are mitigated through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions. In accordance with FASB Staff Position (FSP) FIN 39-1, Huntington considers the value of collateral held and collateral provided in determining the net carrying value of it derivatives.

–	Advertising Costs — Advertising costs are expensed as incurred and recorded as a marketing expense, a component of non-interest expense.

–	Income Taxes — Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes.

–	Treasury Stock — Acquisitions of treasury stock are recorded at cost. The reissuance of shares in treasury for acquisitions, stock option exercises, or for other corporate purposes, is recorded at weighted-average cost.

–	Share-Based Compensation — On January 1, 2006, Huntington adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement No. 123R), relating to its share-based compensation plans. Prior to January 1, 2006, Huntington had accounted for share-based compensation plans under the intrinsic value method promulgated by Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. In accordance with APB 25, compensation expense for employee stock options was generally not recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

Under the modified prospective method of Statement No. 123R, compensation expense is recognized during the years ended December 31, 2007 and 2006, for all unvested stock options outstanding at January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, Accounting for Stock-Based Compensation (Statement No. 123), and for all share-based payments granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement No. 123R. Share-based compensation expense is recorded in personnel costs in the consolidated statements of income. Huntington’s financial results for the prior periods have not been restated (See Note 16 for further information.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

–	Segment Results — Accounting policies for the lines of business are the same as those used in the preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses, and other financial elements to each line of business. Changes are made in these methodologies utilized for certain balance sheet and income statement allocations performed by Huntington’s management reporting system, as appropriate.

–	Statement of Cash Flows — Cash and cash equivalents are defined as “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”

2. NEW ACCOUNTING STANDARDS

Standards Adopted in 2007:

–	Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) — In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes. This Interpretation of FASB Statement No. 109, Accounting for Income Taxes, contains guidance on the recognition and measurement of uncertain tax positions. Huntington adopted FIN 48 on January 1, 2007. Huntington recognizes the impact of a tax position if it is more likely than not that it will be sustained upon examination, based upon the technical merits of the position. The adoption of FIN 48 was not significant to Huntington’s consolidated financial statements (See Note 17).

–	FASB Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132R (Statement No. 158) — In September 2006, the FASB issued Statement No. 158, as an amendment to FASB Statements No. 87, 88, 106, and 132R. Huntington adopted the recognition provisions of Statement No. 158 at December 31, 2006. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. Huntington has elected the “two-measurement approach” to transition to a fiscal year-end measurement date. The impact of transitioning to a fiscal year-end measurement date on January 1, 2008, was not material to Huntington’s consolidated financial statements.

Standards Not Yet Fully Adopted as of December 31, 2007:

–	FASB Statement No. 157, Fair Value Measurements (Statement No. 157) — In September 2006, the FASB issued Statement No. 157. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Huntington adopted Statement No. 157, effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements.

–	FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) — In February 2007, the FASB issued Statement No. 159. This Statement permits entities to choose to measure financial instruments and certain other financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. Huntington adopted Statement No. 159, effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements.

–	Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109) — In November 2007, SEC SAB 109 was issued. SAB 109 provides the staff’s views on the accounting for written loan commitments recorded at fair value. To make the staff’s views consistent with Statement No. 156, Accounting for Servicing of Financial Assets, and Statement No. 159, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments, and requires that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is currently assessing the impact this Statement will have on its consolidated financial statements.

–	FASB Statement No. 141 (Revised 2007), Business Combinations (Statement No. 141R) — Statement No. 141R was issued in December 2007. The revised statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. Statement No. 141R requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. Early application is prohibited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

–	FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (Statement No. 160) — Statement No. 160 was issued in December 2007. The statement requires that noncontrolling interests in subsidiaries be initially measured at fair value and classified as a separate component of equity. The statement is effective for fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact this Statement will have on its consolidated financial statements.

3. ACQUISITIONS

On July 1, 2007, Huntington completed its merger with Sky Financial Group, Inc. (Sky Financial) in a stock and cash transaction valued at $3.5 billion. Sky Financial operated over 330 banking offices and over 400 ATMs and served communities in Ohio, Pennsylvania, Indiana, Michigan, and West Virginia.

Under the terms of the merger agreement, Sky Financial shareholders received 1.098 shares of Huntington common stock, on a tax-free basis, and a taxable cash payment of $3.023 for each share of Sky Financial common stock. The aggregate purchase price was $3.5 billion, including $0.4 billion of cash and $3.1 billion of common stock and options to purchase common stock. The value of the 129.6 million shares issued in connection with the merger was determined based on the average market price of Huntington’s common stock over a 2-day period immediately before and after the terms of the merger were agreed to and announced. The assets and liabilities of the acquired entity were recorded on the Company’s balance sheet at their fair values as of July 1, 2007, the acquisition date.

The following table shows the excess purchase price over carrying value of net assets acquired, preliminary purchase price allocation, and resulting goodwill:

(in thousands)	July 1, 2007

Equity consideration	$3,133,232
Cash consideration	357,031
Direct acquisition costs	36,501

Purchase price	3,526,764
Carrying value of tangible net assets acquired	(1,111,393)

Excess of purchase price over carrying value of net assets acquired	2,415,371
Purchase accounting adjustments:
Loans and leases	192,142
Loans held for sale	137,511
Premises and equipment	51,083
Accrued income and other assets	(33,762)
Accrued expenses and other liabilities	109,153

Goodwill and other intangible assets	2,871,498
Less other intangible assets:
Core deposit intangible	(328,300)
Other identifiable intangible assets	(80,450)

Other intangible assets	(408,750)

Goodwill	$2,462,748

Huntington is in the process of preparing valuations of acquired bank branches and operating facilities and will adjust goodwill upon completion of the valuation process. Huntington does not expect any amount of goodwill from the Sky Financial merger to be deductible for tax purposes.

Of the $408.8 million of acquired intangible assets, $328.3 million was assigned to core deposit intangible, and $80.5 million was assigned to customer relationship intangibles. The core deposit and customer relationship intangibles are amortized using an accelerated method of amortization based on the weighted-average useful lives of 8 and 14 years, respectively.

In 2007, exit costs liabilities of $59.3 million were recorded as purchase accounting adjustments and $30.8 million was charged against the accrual. The key components of the liability were lease termination costs for Sky closed buildings of $21.0 million, Sky employee termination benefits of $24.1 million and contract termination costs of $14.2 million. The employee termination benefits included severance payments and related benefits for approximately 1,050 Sky employees terminated or notified of their pending termination in connection with the merger.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table summarizes the preliminary estimated fair value of the net assets acquired on July 1, 2007 related to the acquisition of Sky Financial:

(in thousands)	July 1, 2007

Assets
Cash and due from banks	$341,566
Federal funds sold and securities purchased under resale agreements(1)	1,023,284
Loans held for sale	167,296
Securities and other earning assets	853,633
Loans and leases	12,577,906
Goodwill and other intangible assets	2,871,498
Accrued income and other assets	603,947

Total assets	18,439,130
Liabilities Deposits	12,850,717
Borrowings	1,888,290
Accrued expenses and other liabilities	173,359

Total liabilities	14,912,366

Purchase price	$3,526,764

(1)	The federal funds sold and securities purchased under resale agreements were with Huntington.

Huntington’s consolidated financial statements include the results of operations of Sky Financial after July 1, 2007, the date of acquisition. The following unaudited summary information presents the consolidated results of operations of Huntington on a pro forma basis, as if the Sky Financial acquisition had occurred at the beginning of each of the periods presented.

(in thousands, except per share amounts)	2007	2006

Net interest income	$1,602,506	$1,583,047
Provision for credit losses	(683,152)	(102,045)

Net interest income after provision for credit losses	919,354	1,481,002

Non-interest income	748,221	779,939
Non-interest expense	(1,633,509)	(1,516,481)

Income before income taxes	34,066	744,460
Benefit (provision) for income taxes	49,651	(128,396)

Net income	$83,717	$616,064

Net income per common share
Basic	$0.23	$1.72
Diluted	0.23	1.70
Average common shares outstanding
Basic	365,696	357,393
Diluted	367,069	361,537

The pro forma results include amortization of fair value adjustments on loans, deposits, and debt, and amortization of newly created intangible assets and post-merger acquisition related expenses. The pro forma results for 2007 also include certain non-recurring items, including a $72.4 million loss on the sale of securities by Sky Financial in anticipation of the merger and $11.3 million of additional personnel expenses for retention bonuses and the vesting of stock options. The pro forma number of average common shares outstanding includes adjustments for shares issued for the acquisition and the impact of additional dilutive securities. The pro forma results presented do not reflect cost savings or revenue enhancements anticipated from the acquisition, and are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

Effective October 2, 2007, Huntington acquired Archer-Meek-Weiler Agency, Inc., Columbus, Ohio (Archer-Meek-Weiler). Archer-Meek-Weiler is a full-service agency that sells personal and commercial insurance as well as group benefits. Throughout the year, Huntington acquired several small companies specializing in providing 3rd party products and services related to the banking industry. These acquisitions, individually, and in the aggregate, are not material to Huntington’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

On March 1, 2006, Huntington completed its merger with Canton, Ohio-based Unizan Financial Corp. (Unizan). Unizan operated 42 banking offices in five metropolitan markets in Ohio: Canton, Columbus, Dayton, Newark, and Zanesville. Under the terms of the merger agreement announced January 27, 2004, and amended November 11, 2004, Unizan shareholders of record as of the close of trading on February 28, 2006, received 1.1424 shares of Huntington common stock for each share of Unizan. The total purchase price for Unizan has been allocated to the tangible and intangible assets and liabilities based on their respective fair values as of the acquisition date.

4. INVESTMENT SECURITIES

Investment securities at December 31 were as follows:

		Unrealized
(in thousands)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2007
U.S. Treasury	$549	$7	$—	$556
Federal Agencies Mortgage-backed securities	1,559,388	13,743	(1,139)	1,571,992
Other agencies	170,195	2,031	(2)	172,224

Total Federal agencies	1,729,583	15,774	(1,141)	1,744,216
Asset-backed securities	869,654	2,915	(38,080)	834,489
Municipal securities	691,384	8,507	(2,565)	697,326
Private label collaterized mortgage obligations	784,339	4,109	(5,401)	783,047
Other securities	440,152	432	(47)	440,537

Total investment securities	$4,515,661	$31,744	$(47,234)	$4,500,171

		Unrealized
(in thousands)	Amortized Cost	Gross Gains	Gross Losses	Fair Value
2006
U.S. Treasury	$1,846	$15	$(5)	$1,856
Federal Agencies
Mortgage-backed securities	1,277,184	4,830	(553)	1,281,461
Other agencies	149,917	102	(70)	149,949

Total Federal agencies	1,427,101	4,932	(623)	1,431,410
Asset-backed securities	1,574,572	11,372	(3,140)	1,582,804
Municipal securities	586,467	7,332	(2,376)	591,423
Private label collaterized mortgage obligations	586,088	4,046	(72)	590,062
Other securities	164,829	607	(67)	165,369

Total investment securities	$4,340,903	$28,304	$(6,283)	$4,362,924

Other securities include Federal Home Loan Bank and Federal Reserve Bank stock, corporate debt and marketable equity securities.

Contractual maturities of investment securities as of December 31 were:

	2007		2006
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Under 1 year	$104,477	$104,520	$7,490	$7,473
1-5 years	87,584	89,720	203,728	203,867
6-10 years	186,577	188,273	170,075	169,680
Over 10 years	3,714,072	3,694,722	3,802,375	3,824,111
Non-marketable equity securities	414,583	414,583	150,754	150,754
Marketable equity securities	8,368	8,353	6,481	7,039

Total investment securities	$4,515,661	$4,500,171	$4,340,903	$4,362,924

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2007, the carrying value of investment securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, and security repurchase agreements totaled $2.3 billion. There were no securities of a single issuer, which are not governmental or government-sponsored, that exceeded 10% of shareholders’ equity at December 31, 2007.

The following table provides the gross unrealized losses and fair value of temporarily impaired securities, aggregated by investment category and length of time the individual securities have been in a continuous loss position, at December 31, 2007.

	Less than 12 Months		Over 12 Months		Total
		Unrealized		Unrealized		Unrealized
(in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$—	$—	$—	$—	$—	$—
Federal agencies
Mortgage-backed securities	128,629	(1,139)	—	—	128,629	(1,139)
Other agencies	497	(2)	—	—	497	(2)

Total Federal agencies	129,126	(1,141)	—	—	129,126	(1,141)
Asset-backed securities	653,603	(33,422)	71,790	(4,658)	725,393	(38,080)
Municipal securities	163,721	(1,432)	106,305	(1,133)	270,026	(2,565)
Private label collaterized mortgage obligations	273,137	(5,401)	—	—	273,137	(5,401)
Other securities	6,627	(47)	—	—	6,627	(47)

Total temporarily impaired securities	$1,226,214	$(41,443)	$178,095	$(5,791)	$1,404,309	$(47,234)

As of December 31, 2007, Management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment. The remaining unrealized losses were caused by interest rate increases. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at December 31, 2007.

Gross gains from sales of securities of $15.2 million, $8.4 million, and $8.5 million, were realized in 2007, 2006, and 2005, respectively. Gross losses from the sales of securities totaled $1.6 million in 2007, $55.2 million in 2006, and $16.6 million in 2005. For the periods ended December 31, 2007 and 2006, Huntington also recognized an additional $43.3 million and $26.4 million, respectively of losses relating to securities that were identified as other-than-temporarily impaired. These securities, included in the asset-backed securities portfolio, had a total carrying value of $7.8 million at December 31, 2007.

5. LOANS AND LEASES

At December 31, 2007, $4.5 billion of commercial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank, and $6.7 billion of real estate qualifying loans were pledged to secure advances from the Federal Home Loan Bank. Real estate qualifying loans are comprised of residential mortgage loans secured by first and second liens.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Huntington’s loan and lease portfolio includes lease financing receivables consisting of direct financing leases on equipment, which are included in commercial and industrial loans, and on automobiles. Net investment in lease financing receivables by category at December 31 were as follows:

	At December 31,
(in thousands)	2007	2006

Commercial and industrial
Lease payments receivable	$977,183	$624,656
Estimated residual value of leased assets	52,438	44,893

Gross investment in commercial lease financing receivables	1,029,621	669,549
Deferred origination fees and costs	4,469	3,983
Unearned income	(139,422)	(86,849)

Total net investment in commercial lease financing receivables	$894,668	$586,683

Consumer
Lease payments receivable	$543,640	$857,127
Estimated residual value of leased assets	740,621	1,068,766

Gross investment in consumer lease financing receivables	1,284,261	1,925,893
Deferred origination fees and costs	(1,368)	(810)
Unearned income	(103,388)	(155,659)

Total net investment in consumer lease financing receivables	$1,179,505	$1,769,424

The future lease rental payments due from customers on direct financing leases at December 31, 2007, totaled $1.5 billion and were as follows: $0.5 billion in 2008; $0.4 billion in 2009; $0.3 billion in 2010; $0.2 billion in 2011, and $0.1 billion in 2012 and thereafter. Included in the estimated residual value of leased consumer assets was a valuation reserve of $4.5 million and $7.3 million at December 31, 2007 and 2006, respectively, for expected residual value impairment not covered by residual value insurance.

Franklin Credit Management Corporation (Franklin) Portfolio
As a result of the acquisition of Sky Financial, the Company has a commercial lending relationship with Franklin Credit Management Corporation (Franklin). Franklin is a specialty consumer finance company primarily engaged in the servicing and resolution of performing, reperforming and nonperforming residential mortgage loans. Franklin’s portfolio consists of loans secured by 1-4 family residential real estate that generally fall outside the underwriting standards of Fannie Mae and Freddie Mac and involve elevated credit risk as a result of the nature or absence of income documentation, limited credit histories, higher levels of consumer debt or past credit difficulties. Franklin purchased these loan portfolios at a discount to the unpaid principal balance and originated loans with interest rates and fees calculated to provide a rate of return adjusted to reflect the elevated credit risk inherent in these types of loans. Franklin originated non-prime loans through its wholly-owned subsidiary, Tribeca Lending Corp. and has generally held for investment the loans acquired and a significant portion of the loans originated. Tribeca currently accounts for approximately 25% of Franklin’s business activities.

Commercial loans to Franklin and its Tribeca subsidiary at December 31, 2007 were as follows:

				Participated to
(in thousands)	Franklin	Tribeca	Subtotal	others	Total

Variable rate, term loan (Facility A)	$600,000	$400,000	$1,000,000	$(175,303)	$824,697
Variable rate, subordinated term loan (Facility B)	318,937	91,133	410,070	(73,994)	336,076
Fixed rate, junior subordinated term loan (Facility C)	125,000	—	125,000	(8,224)	116,776
Line of credit facility	1,033	—	1,033	—	1,033
Other variable rate term loans	4,327	44,537	48,864	(22,269)	26,595

Subtotal	1,049,297	535,670	1,584,967	$(279,790)	$1,305,177
Participated to others	(194,045)	(85,745)	(279,790)

Total principal owed to Huntington	855,252	449,925	1,305,177
Amounts charged off	(116,776)		(116,776)

Total book value of loans	$738,476	$449,925	$1,188,401

The loan participations to others have no recourse to Huntington. The term debt exposure is secured by over 30,000 individual first- and second-priority lien residential mortgages. In addition, pursuant to an exclusive lockbox arrangement, Huntington receives all payments made to Franklin and Tribeca on these individual mortgages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Single Family Homebuilders
At December 31, 2007, Huntington had $1.5 billion of loans to single family homebuilders, including loans made to both middle market and small business homebuilders. Such loans represented 4% of total loans and leases. Of this portfolio, 66% were to finance projects currently under construction, 26% to finance land under development, and 8% to finance land held for development.

There has been a slowdown in the housing market across Huntington’s geographic footprint, reflecting declining prices and excess inventories of houses to be sold, particularly in the eastern Michigan and northern Ohio markets. As a result, homebuilders have shown signs of financial deterioration. Huntington has taken the following steps to mitigate the risk arising from this exposure: (1) all loans have been reviewed three times during the last 12 months and are continuously monitored, (2) credit valuation adjustments have been made across the entire portfolio based on the current condition of each relationship, and (3) reserves have been increased based on proactive risk identification and thorough borrower analysis.

Home Equity and Residential Mortgage Loans
There is a potential for loan products to contain contractual terms that give rise to a concentration of credit risk that may increase a lending institution’s exposure to risk of nonpayment or realization. Examples of these contractual terms include loans that permit negative amortization, a loan-to-value of greater than 100%, and option adjustable-rate mortgages. Huntington does not offer mortgage loan products that contain these terms. Home equity loans totaled $7.3 billion and $4.9 billion at December 31, 2007 and 2006, respectively, or 18% and 19% of total loans at the end of each respective period. From a credit risk perspective, 84% of the home equity loans had a loan to value ratio of less than 90% at December 31, 2007. The charge-off policy for home equity loans is described in Note 1. Other than the credit risk concentration described above, there was no other economic, industry, or geographic concentration of credit risk in the loan and lease portfolio at December 31, 2007.

Related Party Transactions
Huntington has made loans to its officers, directors, and their associates. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties for the year ended December 31 are summarized as follows:

(in thousands)	2007	2006
Balance, beginning of year	$56,506	$76,488
Loans made	125,229	105,337
Repayments	(98,366)	(91,639)
Changes due to status of executive officers and directors	13,024	(33,680)

Balance, end of year	$96,393	$56,506

Nonaccrual Loans, Non-Performing Assets and Past Due Loans and Leases

At December 31, 2007 and 2006, loans in non-accrual status, loans past due 90 days or more and still accruing interest, and restructured loans were as follows:

	At December 31,
(in thousands)	2007	2006
Commercial and industrial	$87,679	$58,393
Commercial real estate	148,467	37,947
Residential mortgage	59,557	32,527
Home equity	24,068	15,266

Total nonaccrual loans and leases	319,771	144,133
Restructured loans	1,187,368	—
Other real estate, net	75,271	49,487
Impaired loans held for sale(1)	73,481	—
Other nonperforming assets(2)	4,379	—

Total nonperforming assets	$1,660,270	$193,620

Accruing loans past due 90 days or more	$140,977	$59,114

(1)	Represent loans obtained from the Sky acquisition that are intended to be sold. Held for sale loans are carried at the lower of cost or fair value.

(2)	Other NPAs represent certain investment securities backed by mortgage loans to borrowers with lower FICO scores.

The amount of interest that would have been recorded under the original terms for total loans classified as non-accrual or renegotiated was $51.3 million for 2007, $14.2 million for 2006, and $7.7 million for 2005. Amounts actually collected and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

recorded as interest income for these loans totaled $2.3 million, $3.4 million, and $1.9 million for 2007, 2006, and 2005, respectively.

6. LOAN SALES AND SECURITIZATIONS

Residential Mortgage Loans

For the years ended December 31, 2007 and 2006, Huntington sold $109.5 million and $247.4 million of residential mortgage loans held for investment, resulting in minimal pre-tax gains in each year.

A mortgage servicing right (MSR) is established only when the servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. MSRs are accounted for under the fair value provisions of Statement No. 156. The same risk management practices are applied to all MSRs and, accordingly, MSRs were identified as a single asset class and were re-measured to fair value as of January 1, 2006, with an adjustment of $12.1 million, net of tax, to retained earnings.

At initial recognition, the MSR asset is established at its fair value using assumptions that are consistent with assumptions used at the time to estimate the fair value of the total MSR portfolio. Subsequent to initial capitalization, MSR assets are carried at fair value and are included in accrued income and other assets. Any increase or decrease in fair value during the period is recorded as an increase or decrease in servicing income, which is reflected in non-interest income in the consolidated statements of income.

The following table is a summary of the changes in MSR fair value for the years ended December 31, 2007 and 2006:

(in thousands)	2007	2006
Fair value, beginning of period	$131,104	$109,890
New servicing assets created	32,058	29,013
Servicing assets acquired	81,450	2,474
Change in fair value during the period due to:
Time decay(1)	(6,226)	(4,086)
Payoffs(2)	(14,361)	(11,058)
Changes in valuation inputs or assumptions(3)	(16,131)	4,871

Fair value, end of year	$207,894	$131,104

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.

MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.

A summary of key assumptions and the sensitivity of the MSR value at December 31, 2007 to changes in these assumptions follows:

		Decline in fair
		value due to
		10%	20%
		adverse	adverse
(in thousands)	Actual	change	change
Constant pre-payment rate	13.34%	$(9,488)	$(18,601)
Discount rate	9.28	(7,004)	(13,557)

Caution should be used when reading these sensitivities as a change in an individual assumption and its impact on fair value is shown independent of changes in other assumptions. Economic factors are dynamic and may counteract or magnify sensitivities.

Servicing fees, net of amortization of capitalized servicing assets, included in mortgage banking income amounted to $15.4 million, $9.5 million, and $3.8 million in 2007, 2006, and 2005, respectively. The unpaid principal balance of residential mortgage loans serviced for third parties was $15.1 billion, $8.3 billion, and $7.3 billion at December 31, 2007, 2006, and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Automobile Loans
Sales of automobile loans for which servicing is retained were $259.2 million, $710.3 million and $425.6 million in 2007, 2006 and 2005, respectively. Pre-tax gains related to sales of automobile loans totaled $2.1 million, $3.1 million and $1.2 million in 2007, 2006 and 2005, respectively.

Automobile loan servicing rights are accounted for under the amortization provision of Statement No. 156. A servicing asset is established at fair value at the time of the sale using the following assumptions: actual servicing income of 0.55% — 0.65%, adequate compensation for servicing of approximately 0.69%, other ancillary fees of approximately 0.41%, a discount rate of 10% and an estimated return on payments prior to remittance to investors. The servicing asset is then amortized against servicing income. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is payoff rates of the underlying loan pools. Valuation calculations rely on the predicted payoff assumption and, if actual payoff is quicker than expected, then future value would be impaired.

Changes in the carrying value of automobile loan servicing rights for the two years ended December 31, 2007, 2006 and 2005, and the fair value at the end of each period were as follows:

	Year Ended December 31,
(in thousands)	2007	2006
Carrying value, beginning of year	$7,916	$10,805
New servicing assets	1,900	4,748
Amortization	(5,717)	(7,637)
Impairment charges	—	—

Carrying value, end of year	$4,099	$7,916

Fair value, end of year	$5,005	$9,457

Huntington has retained servicing responsibilities and receives annual servicing fees from 0.55% to 1.00% and other ancillary fees of approximately 0.40% to 0.60% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, included in other non-interest income amounted to $11.9 million in 2007, $14.2 million in 2006, and $12.5 million in 2005. The unpaid principal balance of automobile loans serviced for third parties was $1.0 billion, $1.5 billion, and $1.7 billion at December 31, 2007, 2006, and 2005, respectively.

During the second quarter of 2006, Huntington transferred $1.2 billion automobile loans and leases to a trust in a securitization transaction. The securitization did not qualify for sale accounting under Statement No. 140 and therefore, is accounted for as a secured financing. There were no automobile loan securitizations in 2007 or 2005.

7. ALLOWANCES FOR CREDIT LOSSES (ACL)

The Company maintains two reserves, both of which are available to absorb possible credit losses: an allowance for loan and lease losses (ALLL) and an allowance for unfunded loan commitments and letters of credit (AULC). When summed together, these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

reserves constitute the total allowances for credit losses (ACL). A summary of the transactions in the allowances for credit losses and details regarding impaired loans and leases follows for the three years ended December 31:

	Year Ended December 31,
(in thousands)	2007	2006	2005
Allowance for loan and leases losses, beginning of year (ALLL)	$272,068	$268,347	$271,211
Acquired allowance for loan and lease losses	188,128	23,785	—
Loan and lease losses	(517,943)	(119,692)	(115,848)
Recoveries of loans previously charged off	40,312	37,316	35,791

Net loan and lease losses	(477,631)	(82,376)	(80,057)

Provision for loan and lease losses	628,802	62,312	83,782
Economic reserve transfer(1)	—	—	(6,253)
Allowance for assets sold and securitized(2)	—	—	(336)
Allowance for loans transferred to held-for-sale	(32,925)	—	—

Allowance for loan and lease losses, end of year	$578,442	$272,068	$268,347

Allowance for unfunded loan commitments and letters of credit, beginning of year (AULC)	$40,161	$36,957	$33,187
Acquired AULC	11,541	325
Provision for unfunded loan commitments and letters of credit losses	14,826	2,879	(2,483)
Economic reserve transfer(1)	—	—	6,253

Allowance for unfunded loan commitments and letters of credit, end of year	$66,528	$40,161	$36,957

Total allowances for credit losses (ACL)	$644,970	$312,229	$305,304

Recorded balance of impaired loans, at end of year(3):
With specific reserves assigned to the loan and lease balances(4)	$1,318,518	$35,212	$41,525
With no specific reserves assigned to the loan and lease balances	33,062	25,662	14,032

Total	$1,351,580	$60,874	$55,557

Average balance of impaired loans for the year(3)	$424,797	$65,907	$29,441
Allowance for loan and lease losses on impaired loans(3)	142,058	7,612	14,526

(1)	During 2005, the economic reserve associated with unfunded loan commitments was transferred from the ALLL to the AULC. This transfer had no impact on net income.

(2)	In conjunction with the automobile loan sales and securitizations in 2005, an allowance for loan and lease losses attributable to the associated loans sold was included as a component of the loan’s carrying value upon their sale.

(3)	Includes impaired commercial and industrial loans and commercial real estate loans with outstanding balances greater than $500,000. A loan is impaired when it is probable that Huntington will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in non-performing assets. The amount of interest recognized in 2007, 2006 and 2005 on impaired loans while they were considered impaired was $0.9 million, less than $0.1 million, and less than $0.1 million, respectively. The recovery of the investment in impaired loans with no specific reserves generally is expected from the sale of collateral, net of costs to sell that collateral.

(4)	The loans to Franklin, classified as troubled debt restructuring, are included in impaired loans at the end of the year.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes to the carrying amount of goodwill by line of business for the years ended December 31, 2007 and 2006, were as follows:

	Regional	Dealer		Treasury/	Huntington
(in thousands)	Banking	Sales	PFCMG	Other	Consolidated

Balance, January 1, 2006	$199,971	$—	$12,559	$—	$212,530
Goodwill acquired during the period	335,884	—	22,462	—	358,346

Balance, December 31, 2006	535,855	—	35,021	—	570,876
Goodwill acquired during the period	2,370,804	—	56,946	61,845	2,489,595
Adjustments	(504)	—	(4,450)	3,816	(1,138)

Balance, December 31, 2007	$2,906,155	$—	$87,517	$65,661	$3,059,333

The change in goodwill for 2007, primarily related to the acquisitions of Sky Financial and Archer-Meek-Weiler, and the finalization of purchase accounting adjustments from the acquisitions made late in 2006. There were no impairment losses for each of the three years ended December 31, 2007, 2006, and 2005. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2007 and 2006, Huntington’s other intangible assets consisted of the following:

	Gross
	Carrying	Accumulated	Net
(in thousands)	Amount	Amortization	Carrying Value

December 31, 2007
Core deposit intangible	$373,300	$(46,057)	$327,243
Customer relationship	104,574	(7,055)	97,519
Other	23,655	(20,447)	3,208

Total other intangible assets	$501,529	$(73,559)	$427,970

December 31, 2006
Core deposit intangible	$45,000	$(7,525)	$37,475
Customer relationship	19,622	(1,634)	17,988
Other	23,655	(19,631)	4,024

Total other intangible assets	$88,277	$(28,790)	$59,487

The estimated amortization expense of other intangible assets for the next five years is as follows:

Amortization
(in thousands)	Expense

2008	$75,642
2009	67,366
2010	59,597
2011	52,600
2012	45,503

9. PREMISES AND EQUIPMENT

At December 31, premises and equipment were comprised of the following:

	At December 31,
(in thousands)	2007	2006

Land and land improvements	$122,224	$79,273
Buildings	355,560	270,942
Leasehold improvements	176,952	154,097
Equipment	565,303	491,428

Total premises and equipment	1,220,039	995,740
Less accumulated depreciation and amortization	(662,474)	(622,968)

Net premises and equipment	$557,565	$372,772

Depreciation and amortization charged to expense and rental income credited to net occupancy expense for the three years ended December 31, 2007, 2006 and 2005 were:

	Year Ended December 31,
(in thousands)	2007	2006	2005

Total depreciation and amortization of premises and equipment	$64,052	$52,333	$50,355
Rental income credited to occupancy expense	12,808	11,602	11,010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

10.	SHORT-TERM BORROWINGS

At December 31, short-term borrowings were comprised of the following:

	At December 31,
(in thousands)	2007	2006

Federal funds purchased	$1,013,119	$520,354
Securities sold under agreements to repurchase	1,693,307	1,111,959
Other borrowings	137,212	43,876

Total short-term borrowings	$2,843,638	$1,676,189

Other borrowings consist of borrowings from the U.S. Treasury and other notes payable.

Information concerning securities sold under agreements to repurchase for the years ended December 31 is summarized as follows:

	Year Ended December 31,
(in thousands)	2007	2006

Average balance during the year	$1,490,264	$1,065,649
Average interest rate during the year	3.59%	3.33%
Maximum month-end balance during the year	$2,188,629	$1,213,673

11. FEDERAL HOME LOAN BANK ADVANCES

Huntington’s long-term advances from the Federal Home Loan Bank had weighted average interest rates of 5.11% and 5.40% at December 31, 2007 and 2006, respectively. These advances, which predominantly had variable interest rates, were collateralized by qualifying real estate loans. As of December 31, 2007 and 2006, Huntington’s maximum borrowing capacity was $4.8 billion and $3.2 billion, respectively. The advances outstanding at December 31, 2007 of $3.1 billion mature as follows: less than $0.1 billion in 2008; $0.1 billion in 2009; $0.5 billion in 2010; $1.5 billion in 2011; $1.0 billion in 2012, and less than $0.1 billion thereafter.

12. SUBORDINATED NOTES

At December 31, Huntington’s subordinated notes consisted of the following:

	At December 31,
(in thousands)	2007	2006

Parent company:
6.11% subordinated notes due 2008	$50,020	$—
6.21% subordinated notes due 2013	48,070	—
5.66% junior subordinated debentures due 2027(1)	184,836	206,186
5.62% junior subordinated debentures due 2028(2)	93,093	103,093
8.54% junior subordinated debentures due 2029	23,389	23,428
5.60% junior subordinated debentures due 2030	66,848	—
6.14% junior subordinated debentures due 2033(3)	6,224	—
6.13% junior subordinated debentures due 2033(4)	31,411	—
5.76% junior subordinated debentures due 2036(5)	78,465	—
6.16% junior subordinated debentures due 2036(5)	78,466	—
6.69% junior subordinated debentures due 2067(6)	249,356	—
The Huntington National Bank:
8.18% subordinated notes due 2010	145,167	152,303
6.21% subordinated notes due 2012	64,773	—
5.00% subordinated notes due 2014	198,076	193,122
5.59% subordinated notes due 2016	253,365	248,908
6.67% subordinated notes due 2018	213,793	212,526
5.45% subordinated notes due 2019	148,924	147,091

Total subordinated notes	$1,934,276	$1,286,657

(1)	Variable effective rate at December 31, 2007, based on three month LIBOR + 0.70.
(2)	Variable effective rate at December 31, 2007, based on three month LIBOR + 0.625.
(3)	Variable effective rate at December 31, 2007, based on three month LIBOR + 3.25.
(4)	Variable effective rate at December 31, 2007, based on three month LIBOR + 2.95.
(5)	Variable effective rate at December 31, 2007, based on three month LIBOR + 1.40.
(6)	The junior subordinated debentures due 2067 are subordinate to all other junior subordinated debentures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Amounts above are reported net of unamortized discounts and adjustments related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed-rate and hedging the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 for more information regarding such financial instruments. All principal is due upon maturity of the note as described in the table above.

In 2007, $31.4 million of the junior subordinated debentures due in 2027 and 2028 were repurchased resulting in a gain of $2.9 million and was recorded in other non-interest income.

Under FIN 46(R), certain wholly-owned trusts, which had been formed for the sole purpose of issuing trust preferred securities, are not consolidated. The proceeds from the trust preferred securities issuances were invested in junior subordinated debentures of the Parent Company. The obligations of these debentures constitute a full and unconditional guarantee by the Parent Company of the trust securities. The junior subordinated debentures held by the trust included in the Company’s long-term debt was $0.8 billion as of December 31, 2007 and $0.3 billion in 2006.

13. OTHER LONG-TERM DEBT

At December 31, Huntington’s other long-term debt consisted of the following:

	At December 31,
(in thousands)	2007	2006

The Huntington National Bank	$715,465	$808,112
5.33% Securitization trust note payable due 2012(1)	155,666	408,745
5.57% Securitization trust note payable due 2018(2)	1,015,947	962,283
7.88% Class C preferred securities of REIT subsidiary, no maturity	50,000	50,000

Total other long-term debt	$1,937,078	$2,229,140

(1)	Variable effective rate at December 31, 2007, based on one month LIBOR + 0.33.
(2)	Variable effective rate at December 31, 2007, based on one month LIBOR + 0.67.

Amounts above include values related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed-rate and hedging the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 for more information regarding such financial instruments.

The weighted-average interest rate for other long-term debt was 5.23% and 5.48% at December 31, 2007 and 2006, respectively.

The securitization trust notes payable are collateralized by $1.4 billion in automobile loans held in the automobile trusts. The terms of the other long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2007, Huntington was in compliance with all such covenants.

Other long-term debt maturities for the next five years are as follows: $0.2 billion in 2008; $0.2 billion in 2009; $0.3 billion in 2010; none in 2011; $0.2 billion in 2012 and $1.0 billion thereafter. These maturities are based upon the par values of long-term debt.

14. SHAREHOLDERS’ EQUITY

Change in Par Value and Shares Authorized

During the second quarter of 2007, Huntington amended its charter to, among other things, assign a par value of $0.01 to each share of common stock. Shares of common stock previously had no assigned par value. Huntington also amended its charter to increase the number of authorized shares of common stock from 500 million shares to 1.0 billion shares.

Share Repurchase Program

On April 20, 2006, the Company announced that its board of directors authorized a new program for the repurchase of up to 15 million shares of common stock (the 2006 Repurchase Program). The 2006 Repurchase Program does not have an expiration date. The 2006 Repurchase Program cancelled and replaced the prior share repurchase program, authorized by the board of directors in 2005. The Company announced its expectation to repurchase the shares from time to time in the open market or through privately negotiated transactions depending on market conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Huntington did not repurchase any shares under the 2006 Repurchase Program for the year ended December 31, 2007. At the end of the period, 3.9 million shares may be purchased under the 2006 Repurchase Program.

15. EARNINGS PER SHARE

Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. The calculation of basic and diluted earnings per share for each of the three years ended December 31 was as follows:

	Year ended December 31,
(in thousands, except per share amounts)	2007	2006	2005

Net income	$75,169	$461,221	$412,091
Average common shares outstanding	300,908	236,699	230,142
Dilutive potential common shares	2,547	3,221	3,333

Diluted average common shares outstanding	303,455	239,920	233,475

Earnings Per Share
Basic	$0.25	$1.95	$1.79
Diluted	0.25	1.92	1.77

Potentially dilutive common shares include incremental shares issued upon exercise of outstanding stock options, the vesting of restricted stock units and awards, and the distribution of shares from deferred compensation plans. Dilutive potential common shares related to stock options are computed based on the number of shares subject to options that have an exercise price less than the average market price of Huntington’s common stock for the period.

Approximately 14.9 million, 5.5 million, and 5.7 million options to purchase shares of common stock outstanding at the end of 2007, 2006, and 2005, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $23.20 per share, $25.69 per share, and $25.68 per share at the end of each respective period.

16. SHARE-BASED COMPENSATION

Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the closing market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a term of ten years. All options granted after May 2004 have a term of seven years.

Beginning in 2006, Huntington began granting restricted stock units under the 2004 Stock and Long-Term Incentive Plan. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period, subject to certain service restrictions. The fair value of the restricted stock unit awards is the closing market price of the Company’s common stock on the date of award.

Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options’ vesting periods. Compensation costs are included in personnel costs on the consolidated statements of income. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the historical volatility of Huntington’s stock. The expected term of options granted is derived from historical data on employee exercises. The expected dividend yield is based on the dividend rate and stock price on the date of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

grant. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in the three years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Assumptions
Risk-free interest rate	4.74%	4.96%	4.07%
Expected dividend yield	5.26	4.24	3.34
Expected volatility of Huntington’s common stock	21.1	22.2	26.3
Expected option term (years)	6.0	6.0	6.0
Weighted-average grant date fair value per share	$2.80	$4.21	$5.28

The following pro forma disclosures for net income and earnings per diluted common share for the year ended December 31, 2005 are presented as if Huntington had applied the fair value method of accounting of Statement No. 123 in measuring compensation costs for stock options.

Year Ended
December 31,
(in millions, except per share amounts)	2005
Pro forma results
Net income, as reported	$412.1
Pro forma expense, net of tax	(11.9)

Pro forma net income	$400.2

Net income per common share:
Basic, as reported	$1.79
Basic, pro forma	1.74
Diluted, as reported	1.77
Diluted, pro forma	1.71

Huntington’s stock option activity and related information for the year ended December 31, 2007, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
(in thousands, except per share amounts)	Options	Price	Life (Years)	Value
Outstanding at January 1, 2007	20,573	$21.36
Granted	2,131	20.03
Acquired(1)	7,374	18.40
Exercised	(1,048)	18.10
Forfeited/expired	(965)	22.80

Outstanding at December 31, 2007	28,065	$20.55	4.5	$1,578

Exercisable at December 31, 2007	24,106	$20.32	4.2	$1,578

(1)	Relates to option plans acquired from the merger with Sky Financial.

As a result of the acquisition of Sky Financial, the outstanding stock options to purchase Sky Financial’s common stock were converted into 7.4 million options to purchase shares of Huntington common stock with a weighted average exercise price of $18.40. All shares were fully vested on the conversion date and were included in the purchase price of Sky Financial.

The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price. The total intrinsic value of stock options exercised during 2007, 2006 and 2005 was $4.3 million, $11.8 million, and $11.6 million, respectively.

For the years ended December 31, 2007 and 2006, share-based compensation expense was $21.8 million and $18.6 million, respectively. The tax benefits recognized related to share-based compensation for the years ended December 31, 2007 and 2006, were $7.6 million and $6.5 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Cash received from the exercise of options for 2007, 2006, and 2005 was $17.4 million, $36.8 million, and $31.9 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $2.8 million, $2.8 million, and $8.7 million for 2007, 2006, and 2005, respectively.

Huntington issues shares to fulfill stock option exercises from available shares held in treasury. At December 31, 2007, the Company believes there are adequate shares in treasury to satisfy anticipated stock option exercises in 2008.

The following table summarizes the status of Huntington’s nonvested share awards for the year ended December 31, 2007:

		Weighted-		Weighted-
		Average		Average
	Restricted	Grant Date	Restricted	Grant Date
	Stock	Fair Value	Stock	Fair Value
(in thousands, except per share amounts)	Units	Per Share	Awards	Per Share
Nonvested at January 1, 2007	468	$23.37	—	$—
Granted	682	20.00	222	22.74
Vested	(8)	23.34	(222)	22.74
Forfeited	(56)	21.56	—	—

Nonvested at December 31, 2007	1,086	$21.35	—	$—

In connection with the merger of Sky Financial, Huntington granted restricted stock awards of 221,569 shares of Huntington common stock. The restricted stock awards vest in equal monthly installments at the end of each calendar month from the completion of the merger through December 31, 2009, subject to acceleration on certain terminations of employment and change in control transactions. The vesting of the restricted stock awards accelerated on December 31, 2007, with the retirement of the executive to whom they were granted.

The weighted-average grant date fair value of nonvested shares granted for the years ended December 31, 2007 and 2006, were $20.67 and $23.37, respectively. The total fair value of awards vested during the years ended December 31, 2007 and 2006, was $3.5 million and $17.0 million, respectively. As of December 31, 2007, the total unrecognized compensation cost related to nonvested awards was $15.1 million with a weighted-average expense recognition period of 2.2 years.

The following table presents additional information regarding options outstanding as of December 31, 2007.

	Options Outstanding			Exercisable Options
		Weighted-
		Average
		Remaining	Weighted-		Weighted-
		Contractual	Average		Average
		Life	Exercise		Exercise
(in thousands, except per share amounts)	Shares	(Years)	Price	Shares	Price
Range of Exercise Prices
$9.91 to $15.00	1,979	2.9	$14.00	1,979	$14.00
$15.01 to $20.00	9,182	4.1	17.80	9,171	17.80
$20.01 to $25.00	14,673	5.4	22.14	10,725	22.20
$25.01 to $28.35	2,231	1.1	27.21	2,231	27.21

Total	28,065	4.5	$20.55	24,106	$20.32

On August 27, 2002, common stock options were granted, with certain specified exceptions, to full- and part-time employees under the Huntington Bancshares Incorporated Employee Stock Incentive Plan (the Incentive Plan). Under the terms of the Incentive Plan, all options vested on August 27, 2007. The options outstanding under this grant have a weighted average exercise price of $19.94 per share.

Huntington’s board of directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Of the 28.3 million awards to grant or purchase shares of common stock authorized for issuance under the plans at December 31, 2007, 22.0 million were outstanding and 6.3 million were available for future grants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

17. INCOME TAXES

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city, and foreign jurisdictions. Federal income tax audits have been resolved through 2003. Various state and other jurisdictions remain open to examination for tax years 2000 and forward.

As of December 31, 2007, there were no unrecognized tax benefits. Huntington does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the years ended December 31, 2007, 2006, and 2005 and no amounts accrued at December 31, 2007 and 2006.

The following is a summary of the provision for income taxes (benefit):

	At December 31,
(in thousands)	2007	2006	2005
Current tax (benefit) provision
Federal	$135,196	$340,665	$163,383
State	288	222	210

Total current tax provision	135,484	340,887	163,593

Deferred tax (benefit) provision
Federal	(188,518)	(288,475)	(32,681)
State	508	428	571

Total deferred tax benefit	(188,010)	(288,047)	(32,110)

(Benefit) provision for income taxes	$(52,526)	$52,840	$131,483

Tax benefit associated with securities transactions included in the above amounts were $10.4 million in 2007, $25.6 million in 2006, and $2.8 million in 2005.

The following is a reconcilement of provision for income taxes:

	2007	2006	2005
(in thousands)	Amount	Amount	Amount

Provision for income taxes computed at the statutory rate	$7,925	$179,921	$190,251
Increases (decreases):
Tax-exempt interest income	(13,161)	(10,449)	(8,741)
Tax-exempt bank owned life insurance income	(17,449)	(15,321)	(14,257)
Asset securitization activities	(18,627)	(10,157)	(6,651)
Federal tax loss carryback	—	(33,086)	(28,705)
General business credits	(8,884)	(7,130)	(6,878)
Repatriation of foreign earnings	—	—	5,741
Resolution of federal income tax audit	—	(52,604)	—
Other, net	(2,330)	1,666	723

(Benefit) provision for income taxes	$(52,526)	$52,840	$131,483

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The significant components of deferred assets and liabilities at December 31, was as follows:

	At December 31,
(in thousands)	2007	2006
Deferred tax assets:
Allowances for credit losses	$170,231	$132,085
Loss and other carry-forwards	36,500	37,872
Fair value adjustments	33,238	40,971
Partnerships investments	22,257	5,327
Operating assets	30,286	21,291
Accrued expense/prepaid	41,446	30,995
Other	51,239	29,628

Total deferred tax assets	385,197	298,169

Deferred tax liabilities:
Lease financing	413,227	547,488
Pension and other employee benefits	21,154	34,133
Purchase accounting adjustments	27,913	13,978
Mortgage servicing rights	38,732	32,123
Loan origination costs	16,793	19,497
Other	56,256	57,556

Total deferred tax liability	574,075	704,775

Net deferred tax liability before valuation allowance	188,878	406,606

Valuation allowance	35,852	37,315

Net deferred tax liability	$224,730	$443,921

At December 31, 2007, Huntington’s deferred tax asset related to loss and other carry-forwards was $36.5 million. This was comprised of a net operating loss carry-forward of $0.1 million for U.S. federal tax purposes, which will begin expiring in 2023, an alternative minimum tax credit carry-forward of $0.5 million, and a capital loss carry-forward of $35.9 million, which will expire in 2010. A valuation allowance in the amount of $35.9 million has been established for the capital loss carry-forward because management believes it is more likely than not that realization will not occur. The valuation allowance on this asset decreased $1.4 million from 2006 to 2007 as a result of the unexpected realization of capital gains. In Management’s opinion the results of future operations will generate sufficient taxable income to realize the net operating loss and the alternative minimum tax credit carry-forward. Consequently, management has determined that a valuation allowance for deferred tax assets was not required as of December 31, 2007 or 2006 relating to these carry-forwards.

At December 31, 2007 and 2006, federal income taxes had not been provided on $90.1 million and $30.8 million of undistributed earnings of foreign subsidiaries that have been reinvested for an indefinite period of time. If the earnings had been distributed, an additional $20.4 million and $11.1 million of tax expense would have resulted in 2007 and 2006, respectively.

18. BENEFIT PLANS

Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code. There was no minimum required contribution to the Plan in 2007.

In addition, Huntington has an unfunded defined benefit post-retirement plan that provides certain health care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement health-care benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table shows the weighted-average assumptions used to determine the benefit obligation at December 31, 2007 and 2006, and the net periodic benefit cost for the years then ended. Huntington selected September 30, 2007 as the measurement date for all calculations and contracted an actuary to provide measurement services.

			Post-Retirement
	Pension Benefits		Benefits
	2007	2006	2007	2006
Weighted-average assumptions used to determine benefit obligations at December 31
Discount rate	6.30%	5.74%	6.30%	5.74%
Rate of compensation increase	5.00	5.00	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31
Discount rate	5.97%	5.43%	5.97%	5.43%
Expected return on plan assets	8.00	8.00	N/A	N/A
Rate of compensation increase	5.00	5.00	N/A	N/A

N/A, Not Applicable

The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return is established at the beginning of the plan year based upon historical returns and projected returns on the underlying mix of invested assets.

The following table reconciles the beginning and ending balances of the benefit obligation of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits
(in thousands)	2007	2006	2007	2006
Projected benefit obligation at beginning of measurement year (September 30)	$425,704	$418,091	$48,221	$43,616
Changes due to:
Service cost	19,087	17,262	1,608	1,302
Interest cost	24,408	22,157	2,989	2,332
Benefits paid	(7,823)	(7,491)	(3,242)	(3,540)
Settlements	(12,080)	(11,523)	—	—
Plan amendments	2,295	—	15,685	1,700
Actuarial assumptions and gains and losses	(23,763)	(12,792)	(6,253)	2,811

Total changes	2,124	7,613	10,787	4,605

Projected benefit obligation at end of measurement year (September 30)	$427,828	$425,704	$59,008	$48,221

The investment objective of the Plan is to maximize the return on Plan assets over a long time horizon, while meeting the Plan obligations. At September 30, 2007, Plan assets were invested 75% in equity investments and 25% in bonds, with an average duration of 3.8 years on bond investments. The estimated life of benefit obligations was 12 years. Management believes that this mix is appropriate for the current economic environment.

Changes to certain actuarial assumptions, including a higher discount rate, decreased the pension benefit obligation at September 30, 2007 by $23.8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table reconciles the beginning and ending balances of the fair value of Plan assets with the amounts recognized in the consolidated balance sheets at the September 30 measurement date:

	Pension Benefits
(in thousands)	2007	2006
Fair value of plan assets at beginning of measurement year (September 30)	$481,015	$440,787
Changes due to:
Actual return on plan assets	56,981	30,232
Employer contributions	—	29,800
Settlements	(13,280)	(12,313)
Benefits paid	(7,823)	(7,491)

Total changes	35,878	40,228

Fair value of plan assets at end of measurement year (September 30)	$516,893	$481,015

Huntington’s accumulated benefit obligation under the Plan was $387 million and $384 million at September 30, 2007 and 2006, respectively. In both years, the fair value of Huntington’s plan assets exceeded its accumulated benefit obligation.

The following table shows the components of net periodic benefit cost recognized in the three years ended December 31, 2007:

	Pension Benefits			Post-Retirement Benefits
(in thousands)	2007	2006	2005	2007	2006	2005
Service cost	$19,087	$17,552	$14,186	$1,608	$1,302	$1,378
Interest cost	24,408	22,157	19,016	2,989	2,332	2,903
Expected return on plan assets	(37,056)	(33,577)	(25,979)	—	—	—
Amortization of transition asset	4	(1)	(4)	1,104	1,104	1,104
Amortization of prior service cost	1	1	1	379	489	379
Amortization of gain	—	—	—	(368)	(722)	(126)
Settlements	2,218	3,565	3,642	—	—	—
Recognized net actuarial loss	11,076	17,509	10,689	—	—	—

Benefit cost	$19,738	$27,206	$21,551	$5,712	$4,505	$5,638

Included in service costs are $0.4 million, $0.4 million and $0.3 million of plan expenses that were recognized in the three years ended December 31, 2007, 2006 and 2005. It is Huntington’s policy to recognize settlement gains and losses as incurred. Management expects net periodic pension cost to approximate $16.2 million and net periodic post-retirement benefits cost to approximate $5.7 million for 2008.

The estimated transition asset, prior service cost and net gain for the plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $4.7 million, $0.6 million and ($1.1 million), respectively.

Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Huntington has registered for the Medicare subsidy and a resulting $15.5 million reduction in the post-retirement obligation is being recognized over a 10-year period beginning October 1, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At September 30, 2007 and 2006, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of Huntington mutual funds and Huntington common stock as follows:

	Fair Value
	2007		2006
(in thousands)	Balance	%	Balance	%
Huntington funds — money market	$65	—%	$820	—%
Huntington funds — equity funds	375,883	73	331,022	69
Huntington funds — fixed income funds	129,867	25	133,641	28
Huntington common stock	11,078	2	15,532	3

Fair value of plan assets (September 30)	$516,893	100%	$481,015	100%

The number of shares of Huntington common stock held by the Plan was 642,364 at December 31, 2007 and 2006. The Plan has acquired and held Huntington common stock in compliance at all times with Section 407 of the Employee Retirement Income Security Act of 1978.

Dividends and interest received by the Plan during 2007 and 2006 were $52.2 million and $33.4 million, respectively.

At December 31, 2007, the following table shows when benefit payments, which include expected future service, as appropriate, were expected to be paid:

(in thousands of dollars)	Pension Benefits	Post-Retirement Benefits
2008	$22,907	$5,351
2009	24,460	5,526
2010	26,695	5,711
2011	30,201	5,879
2012	33,418	5,953
2013 through 2017	193,426	29,713

There is no expected minimum contribution for 2008 to the Plan. However, Huntington may choose to make a contribution to the Plan up to the maximum deductible limit in the 2008 plan year. Expected contributions for 2008 to the post-retirement benefit plan are $4.6 million.

The assumed health-care cost trend rate has an effect on the amounts reported. A one percentage point increase would decrease service and interest costs and the post-retirement benefit obligation by less than $0.1 million and $0.6 million, respectively. A one-percentage point decrease would increase service and interest costs and the post-retirement benefit obligation by less than $0.1 million and $0.5 million, respectively. The 2008 health-care cost trend rate was projected to be 9.2% for pre-65 participants and 10.0% for post-65 participants compared with an estimate of 9.6% for pre-65 participants and 9.7% for post-65 participants in 2006. These rates are assumed to decrease gradually until they reach 5.0% for both pre-65 participants and post-65 participants in the year 2019 and remain at that level thereafter. Huntington updated the immediate health-care cost trend rate assumption based on current market data and Huntington’s claims experience. This trend rate is expected to decline over time to a trend level consistent with medical inflation and long-term economic assumptions.

Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain current and former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2007 and 2006, Huntington has an accrued pension liability of $49.3 million and $27.9 million , respectively associated with these plans. Pension expense for the plans was $2.5 million, $2.6 million, and $2.3 million in 2007, 2006, and 2005, respectively. Huntington recorded a ($0.3 million) and $0.8 million, net of tax, minimum pension liability adjustment within other comprehensive income associated with these unfunded plans in 2006 and 2005, respectively. The adoption of Statement No. 158 eliminated the need to record any further minimum pension liability adjustments associated with these plans.

On December 31, 2006, Huntington adopted the recognition provisions of Statement No. 158, which required Huntington to recognize the funded status of the defined benefit plans on its Consolidated Balance Sheet. Statement No. 158 also required recognition of actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements 87 and 106 as a component of accumulated other comprehensive income, net of tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table presents the amounts recognized in the consolidated balance sheets at December 31, 2007 and 2006 for all of Huntington defined benefit plans.:

(in thousands)	2007	2006

Accrued income and other assets	$89,246	$55,311
Accrued expenses and other liabilities	85,228	75,230

The following tables present the amounts recognized in accumulated other comprehensive loss (net of tax) as of December 31, 2007 and 2006 and the changes in accumulated other comprehensive income for the year ended December 31, 2007.

(in thousands)	2007	2006

Net actuarial loss	$(36,301)	$(78,209)
Prior service cost	(4,914)	(3,808)
Transition liability	(2,938)	(4,311)

Defined benefit pension plans	$(44,153)	$(86,328)

		Tax Expense
(in thousands)	Pre-tax	(benefit)	Net of tax

Balance, beginning of year	(132,813)	46,485	(86,328)
Net actuarial (loss) gain:
Amounts arising during the year	53,312	(18,659)	34,653
Amortization included in net periodic benefit costs	12,169	(4,260)	7,909
Prior service cost:
Amounts arising during the year	(2,318)	811	(1,507)
Amortization included in net periodic benefit costs	615	(215)	400
Transition obligation:
Amounts arising during the year	—	—	—
Amortization included in net periodic benefit costs	1,107	(387)	720

Balance, end of year	(67,928)	23,775	(44,153)

Huntington has a defined contribution plan that is available to eligible employees. Huntington matches participant contributions, up to the first 3% of base pay contributed to the plan. Half of the employee contribution is matched on the 4th and 5th percent of base pay contributed to the plan. The cost of providing this plan was $12.9 million in 2007, $10.3 million in 2006, and $9.6 million in 2005. The number of shares of Huntington common stock held by this plan was 6,591,876 at December 31, 2007, and 6,708,731 at December 31, 2006. The market value of these shares was $97.3 million and $159.3 million at the same respective dates. Dividends received by the plan were $27.9 million during 2007 and $20.3 million during 2006.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of Huntington’s financial instruments at December 31 are presented in the following table:

	2007		2006
	Carrying		Carrying
(in thousands)	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and short-term assets	$2,349,336	$2,349,336	$1,594,915	$1,594,915
Trading account securities	1,032,745	1,032,745	36,056	36,056
Loans held for sale	494,379	494,460	270,422	270,422
Investment securities	4,500,171	4,500,171	4,362,924	4,362,924
Net loans and direct financing leases	39,475,896	40,158,604	25,811,357	25,945,357
Derivatives	101,893	101,893	44,793	44,793
Financial Liabilities:
Deposits	(37,742,921)	(36,295,978)	(25,047,770)	(23,754,770)
Short-term borrowings	(2,843,638)	(2,776,882)	(1,676,189)	(1,676,189)
Federal Home Loan Bank advances	(3,083,555)	(3,084,590)	(996,821)	(996,821)
Other long term debt	(1,937,078)	(1,956,342)	(2,229,140)	(2,229,140)
Subordinated notes	(1,934,276)	(1,953,570)	(1,286,657)	(1,351,657)
Derivatives	(79,883)	(79,883)	(27,041)	(27,041)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers’ acceptance liabilities, short-term borrowings, bank acceptances outstanding, Federal Home Loan Bank Advances and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements. Loan commitments and letters of credit generally have short-term, variable-rate features and contain clauses that limit Huntington’s exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

Certain assets, the most significant being operating lease assets, bank owned life insurance, and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage and non-mortgage servicing rights, deposit base, and other customer relationship intangibles are not considered financial instruments and are not discussed below. Accordingly, this fair value information is not intended to, and does not, represent Huntington’s underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:

–	Loans Held for Sale — generally based on collateral value and observable market prices of similar instruments. If market prices are not available, fair value is determined using internally developed models based on the estimated cash flows, adjusted for credit risk. The credit risk adjustment is discounted using a rate that is appropriate for each maturity and incorporates the effects of interest rate changes.

–	Investment Securities — based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Retained interests in securitized assets are valued using a discounted cash flow analysis. The carrying amount and fair value of securities exclude the fair value of asset/liability management interest rate contracts designated as hedges of securities available for sale.

–	Loans and Direct Financing Leases — variable-rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans and leases are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans and leases with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses in the loan and lease portfolio.

–	Deposits — demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed-rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

–	Debt — fixed-rate, long-term debt is based upon quoted market prices or, in the absence of quoted market prices, discounted cash flows using rates for similar debt with the same maturities. The carrying amount of variable-rate obligations approximates fair value and do not reflect the impact of Huntington’s own credit risk.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives Used in Asset and Liability Management Activities

The following table presents the gross notional values of derivatives used in Huntington’s Asset and Liability Management activities at December 31, 2007, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
(in thousands )	Hedges	Hedges	Total

Instruments associated with:
Deposits	$560,000	$315,000	$875,000
Federal Home Loan Bank advances	—	525,000	525,000
Subordinated notes	750,000	—	750,000
Other long-term debt	50,000	—	50,000

Total notional value at December 31, 2007	$1,360,000	$840,000	$2,200,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table presents additional information about the interest rate swaps used in Huntington’s Asset and Liability Management activities at December 31, 2007:

		Average		Weighted-Average Rate
	Notional	Maturity	Fair
(in thousands )	Value	(years)	Value	Receive	Pay

Liability conversion swaps
Receive fixed — generic	$820,000	8.5	$16,881	5.28%	5.24%
Receive fixed — callable	540,000	5.8	(4,604)	4.80	4.91
Pay fixed — generic	840,000	1.5	(9,050)	5.14	4.98

Total liability conversion swaps	$2,200,000	5.2	$3,227	5.11%	5.06%

Interest rate caps used in Huntington’s Asset and Liability Management activities at December 31, 2007, are shown in the table below:

		Average
	Notional	Maturity	Fair	Weighted-Average
(in thousands )	Value	(years)	Value	Strike Rate

Interest rate caps — purchased	$500,000	1.1	$57	5.5%

These derivative financial instruments were entered into for the purpose of altering the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in a decrease to net interest income of ($3.0 million) in 2007, ($3.1 million) in 2006 and an increase of $23.6 million in 2005.

The amounts recognized in connection with the ineffective portion of Huntington’s fair value hedging in 2007 was ($1.1 million), and in 2006 was $1.4 million. The amounts recognized in 2005 were insignificant. During 2007, 2006, and 2005, an insignificant net loss was recognized in connection with the ineffective portion of its cash flow hedging instruments. No amounts were excluded from the assessment of effectiveness during 2007, 2006, and 2005 for derivatives designated as either fair value or cash flow hedges.

At December 31, 2006, the fair value of the swap portfolio used for asset and liability management was a liability of $9.6 million. These values must be viewed in the context of the overall financial structure of Huntington, including the aggregate net position of all on- and off-balance sheet financial instruments. Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate the credit risk associated with derivatives. At December 31, 2007 and 2006, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $31.4 million and $42.6 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.

During 2006, Huntington terminated certain interest rate swaps used to hedge the future expected cash flows of certain FHLB advances and deferred these gains in accumulated other comprehensive income. The deferred swap gains were being amortized into interest expense over the remaining terms of the outstanding advances. During the second quarter of 2007, Huntington prepaid the FHLB advances, and recognized a gain of $4.1 million, which represented the remaining unamortized portion of the terminated swap gains.

During the 2007 third quarter, Huntington recognized a gain of $0.4 million on the remaining portion of unamortized interest rate swaps used to hedge the future expected cash flows relating to certain trust preferred debt that was redeemed during the quarter.

A total of $4.4 million of the unrealized net losses on cash flow hedges is expected to be recognized in 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Derivatives Used in Mortgage Banking Activities

The following is a summary of the derivative assets and liabilities that Huntington used in its mortgage banking activities:

	At December 31,
(in thousands)	2007	2006

Derivative assets:
Interest rate lock agreements	$753	$236
Forward trades and options	260	1,176

Total derivative assets	1,013	1,412

Derivative liabilities:
Interest rate lock agreements	(800)	(838)
Forward trades and options	(4,262)	(699)

Total derivative liabilities	(5,062)	(1,537)

Net derivative liability	$(4,049)	$(125)

Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The total notional value of these derivative financial instruments at December 31, 2007, was $1.0 billion. The total notional amount corresponds to trading assets with a fair value of $7.0 million and trading liabilities with a fair value of $4.3 million. Total gains and losses for the three years ended December 31, 2007, 2006 and 2005 were ($1.7 million), $1.6 million, and ($2.5 million), respectively and were also included in mortgage banking income.

Derivatives Used in Trading Activities

Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties.

Supplying these derivatives to customers results in non-interest income. These instruments are carried at fair value in other assets with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $17.8 million in 2007, $10.8 million in 2006, and $8.3 million in 2005. The total notional value of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives was $6.4 billion at the end of 2007 and $4.6 billion at the end of the prior year. Huntington’s credit risk from interest rate swaps used for trading purposes was $116.0 million and $40.0 million at the same dates.

In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.4 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.4 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

21. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments to Extend Credit

In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amount of these financial agreements, representing the credit risk, at December 31 were:

	At December 31,
(in millions)	2007	2006

Contract amount represents credit risk
Commitments to extend credit
Commercial	$6,756	$4,416
Consumer	4,680	3,374
Commercial real estate	2,565	1,645
Standby letters of credit	1,549	1,156

Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. At December 31, 2007, approximately 38% of standby letters of credit are collateralized and most are expected to expire without being drawn upon. The carrying amount of deferred revenue associated with these guarantees was $4.6 million and $4.3 million at December 31, 2007, and 2006, respectively.

Commitments to Sell Loans

Huntington enters into forward contracts relating to its mortgage banking business. At December 31, 2007 and 2006, Huntington had commitments to sell residential real estate loans of $555.9 million and $319.9 million, respectively. These contracts mature in less than one year.

Litigation

Between December 19, 2007 and February 1, 2008, two putative class actions were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against the Company and certain of its current or former officers and directors purportedly on behalf of purchasers of the Company’s securities during the periods July 20, 2007 to November 16, 2007 or July 20, 2007 to January 10, 2008. These complaints seek to allege that the defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated there under, and Section 20(a) of the Exchange Act by issuing a series of allegedly false and/or misleading statements concerning the Company’s financial results, prospects, and condition, relating, in particular, to the Company’s transactions with Franklin Credit Management (“Franklin”). It is expected that both cases will be consolidated into a single action. At this early stage of these lawsuits, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.

On January 16, 2008, a shareholder derivative action was filed in the Court of Common Pleas of Delaware County, Ohio, against certain of the Company’s current or former officers and directors seeking to allege breach of fiduciary duty, waste of corporate assets, and unjust enrichment, all in connection with the Company’s acquisition of Sky Financial Group, Inc., certain transactions between the Company and Franklin Credit Management, and the financial disclosures relating to such transactions. The Company is named as a nominal defendant in this action. At this early stage of the lawsuit, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.

On February 20, 2008, a putative class action lawsuit was filed in the United States District Court for the Southern District of Ohio against the Company, the Huntington Bancshares Incorporated Pension Review Committee, the Huntington Investment and Tax Savings Plan (the Plan) Administrative Committee, and certain of the Company’s officers and directors purportedly on behalf of participants in or beneficiaries of the Plan between July 20, 2007 and the present. The complaint seeks to allege breaches of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to the Company’s stock being offered as an investment alternative for participants in the Plan. The complaint seeks money damages and equitable relief. At this early stage of this lawsuit, it is not possible for management to assess the probability of a material adverse outcome, or reasonably estimate the amount of any potential loss.

It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular period. However, although no assurance can be given, based on information currently available, consultation with counsel, and available insurance coverage, management believes that the eventual outcome of these claims against the Company and its subsidiaries will not, individually or in the aggregate, have a material adverse effect on its consolidated financial position or results of operations.

Commitments Under Capital and Operating Lease Obligations

At December 31, 2007, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses or proportionately adjusted for increases in the consumer or other price indices.

The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007, were $46.6 million in 2008, $43.6 million in 2009, $40.2 million in 2010, $37.7 million in 2011, $34.6 million in 2012, and $160.2 million thereafter. At December 31, 2007, total minimum lease payments have not been reduced by minimum sublease rentals of $52.8 million due in the future under noncancelable subleases. At December 31, 2007, the future minimum sublease rental payments that Huntington expects to receive are $15.9 million in 2008; $14.1 million in 2009; $11.6 million in 2010; $8.5 million in 2011; $1.0 million in 2012; and $1.7 million thereafter. The rental expense for all operating leases was $51.3 million, $34.8 million, and $34.0 million for 2007, 2006, and 2005, respectively. Huntington had no material obligations under capital leases.

22. OTHER REGULATORY MATTERS

Huntington and its bank subsidiary, The Huntington National Bank, are subject to various regulatory capital requirements administered by federal and state banking agencies. These requirements involve qualitative judgments and quantitative measures of assets, liabilities, capital amounts, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material adverse effect on Huntington’s and The Huntington National Bank’s financial statements. Applicable capital adequacy guidelines require minimum ratios of 4.00% for Tier 1 Risk-based Capital, 8.00% for Total Risk-based Capital, and 4.00% for Tier 1 Leverage Capital. To be considered “well-capitalized” under the regulatory framework for prompt corrective action, the ratios must be at least 6.00%, 10.00%, and 5.00%, respectively.

As of December 31, 2007, Huntington and The Huntington National Bank (the Bank) met all capital adequacy requirements and had regulatory capital ratios in excess of the levels established for “well-capitalized” institutions. The period-end capital amounts and capital ratios of Huntington and the Bank are as follows:

	Tier 1		Total Capital		Tier 1 Leverage
(in millions)	2007	2006	2007	2006	2007	2006

Huntington Bancshares Incorporated
Amount	$3,460	$2,784	$4,995	$3,986	$3,460	$2,784
Ratio	7.51%	8.93%	10.85%	12.79%	6.77%	8.00%
The Huntington National Bank
Amount	$3,037	$1,990	$4,650	$3,214	$3,037	$1,990
Ratio	6.64%	6.47%	10.17%	10.44%	5.99%	5.81%

Tier 1 Risk-based Capital consists of total equity plus qualifying capital securities and minority interest, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets. Total Risk-based Capital is Tier 1 Risk-based Capital plus qualifying subordinated notes and allowable allowances for credit losses (limited to 1.25% of total risk-weighted assets). Tier 1 Leverage Capital is equal to Tier 1 Capital. Both Tier 1 Capital and Total Capital ratios are derived by dividing the respective capital amounts by net risk-weighted assets, which are calculated as prescribed by regulatory

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

agencies. Tier 1 Leverage Capital ratio is calculated by dividing the Tier 1 capital amount by average adjusted total assets for the fourth quarter of 2007 and 2006, less non-qualifying intangibles and other adjustments.

Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by holding cash in banking offices or on deposit at the Federal Reserve Bank. During 2007 and 2006, the average balance of these deposits were $39.7 million and $43.7 million, respectively.

Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the parent company and non-bank subsidiaries. At December 31, 2007, the Bank could lend $465.0 million to a single affiliate, subject to the qualifying collateral requirements defined in the regulations. The Bank has committed to a plan to reduce its exposure to Franklin to 15% of its total risk-based capital by September 30, 2008. Management anticipates that it can achieve this plan through a combination of expected repayments of principal, the transfer of these balances to a subsidiary of the holding company, or through the sale of the loans to third parties.

Dividends from the Bank are one of the major sources of funds for Huntington. These funds aid the parent company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends to the parent company is subject to various legal and regulatory limitations. Regulatory approval is required prior to the declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock. At December 31, 2007, the bank could not have declared and paid additional dividends to the parent company without regulatory approval.

23. PARENT COMPANY FINANCIAL STATEMENTS

The parent company condensed financial statements, which include transactions with subsidiaries, are as follows.

Balance Sheets	December 31,
(in thousands)	2007	2006
ASSETS
Cash and cash equivalents	$153,489	$412,724
Due from The Huntington National Bank	144,526	31,481
Due from non-bank subsidiaries	332,517	277,245
Investment in The Huntington National Bank	5,573,495	2,035,175
Investment in non-bank subsidiaries	878,409	725,875
Accrued interest receivable and other assets	165,416	45,592

Total assets	$7,247,852	$3,528,092

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$2,578	$3,252
Long-term borrowings	902,169	329,898
Dividends payable, accrued expenses, and other liabilities	393,965	180,616

Total liabilities	1,298,712	513,766

Shareholders’ equity	5,949,140	3,014,326

Total liabilities and shareholders’ equity(1)	$7,247,852	$3,528,092

(1) See page 76 for Huntington’s Consolidated Statements of Changes in Shareholders’ Equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Statements of Income	Year Ended December 31,
(in thousands)	2007	2006	2005
Income
Dividends from
The Huntington National Bank	$239,000	$575,000	$180,000
Non-bank subsidiaries	41,784	47,476	3,800
Interest from
The Huntington National Bank	18,622	13,167	35,253
Non-bank subsidiaries	12,180	10,880	8,770
Management fees from subsidiaries	3,882	9,539	30,539
Other	1,180	23	406

Total income	316,648	656,085	258,768

Expense
Personnel costs	24,818	31,427	25,060
Interest on borrowings	41,189	17,856	22,772
Other	14,667	20,040	24,741

Total expense	80,674	69,323	72,573

Income before income taxes and equity in undistributed net income of subsidiaries	235,974	586,762	186,195
Income taxes	(39,509)	(20,922)	(2,499)

Income before equity in undistributed net income of subsidiaries	275,483	607,684	188,694
Increase (decrease) in undistributed net income of:
The Huntington National Bank	(176,083)	(142,672)	208,061
Non-bank subsidiaries	(24,231)	(3,791)	15,336

Net income	$75,169	$461,221	$412,091

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Statements of Cash Flows	Year Ended December 31,
(in thousands)	2007	2006	2005
Operating activities
Net income	$75,169	$461,221	$412,091
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease (increase) in equity in undistributed net income of subsidiaries	200,315	146,463	(223,397)
Depreciation and amortization	4,367	2,150	2,674
Other, net	(51,283)	170,367	(49,557)

Net cash provided by operating activities	228,568	780,201	141,811

Investing activities
Net cash paid for acquisition	(313,311)	—	—
Repayments from subsidiaries	333,469	370,049	154,152
Advances to subsidiaries	(442,418)	(397,216)	(206,765)
Proceeds from sale of securities available for sale	—	—	—

Net cash provided by (used in) investing activities	(422,260)	(27,167)	(52,613)

Financing activities
Proceeds from issuance of long-term borrowings	250,010	250,200	—
Payment of borrowings	(42,577)	(249,515)	(99,437)
Dividends paid on common stock	(289,758)	(231,117)	(200,628)
Acquisition of treasury stock	—	(378,835)	(231,656)
Proceeds from issuance of common stock	16,782	41,842	39,194

Net cash used for financing activities	(65,543)	(567,425)	(492,527)

Change in cash and cash equivalents	(259,235)	185,609	(403,329)
Cash and cash equivalents at beginning of year	412,724	227,115	630,444

Cash and cash equivalents at end of year	$153,489	$412,724	$227,115

Supplemental disclosure:
Interest paid	$41,189	$17,856	$22,754

24. SEGMENT REPORTING

Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial and Capital Markets Group (PFCMG). A fourth segment includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results.

The following provides a brief description of the four operating segments of Huntington:

Regional Banking: This segment provides traditional banking products and services to consumer, small business and commercial customers located in its 13 operating regions within the six states of Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. It provides these services through a banking network of over 600 branches, and over 1,400 ATMs, along with Internet and telephone banking channels. It also provides certain services outside of these six states, including mortgage banking and equipment leasing. Each region is further divided into retail and commercial banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. At December 31, 2007, Retail Banking accounted for 51% and 80% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market and large commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Dealer Sales: This segment provides a variety of banking products and services to more than 3,600 automotive dealerships within the Company’s primary banking markets, as well as in Arizona, Florida, Georgia, Nevada, New Jersey, New York, North Carolina, South Carolina, and Tennessee. Dealer Sales finances the purchase of automobiles by customers at the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term leases, finances the dealerships’ new and used vehicle inventories, land, buildings, and other real estate owned by the dealerships, or dealer working capital needs; and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. Dealer Sales’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.

Private Financial and Capital Markets Group (PFCMG): This segment provides products and services designed to meet the needs of higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, and private banking products and services. PFCMG also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and risk management products. To serve high net worth customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels.

Treasury/Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets in this segment include investment securities and bank owned life insurance. Net interest income/(expense) includes the net impact of administering our investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income. Fee income also includes asset revaluations not allocated to other business segments, as well as any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative, merger costs, and other miscellaneous expenses not allocated to other business segments. This segment also includes any difference between the actual effective tax rate of Huntington and the statutory tax rate used to allocate income taxes to the other segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Listed below is certain operating basis financial information reconciled to Huntington’s 2007, 2006, and 2005 reported results by line of business:

	Regional	Dealer		Treasury/	Huntington
INCOME STATEMENTS (in thousands)	Banking	Sales	PFCMG	Other	Consolidated

2007
Net interest income	$1,116,920	$133,139	$84,442	$(32,989)	$1,301,512
Provision for credit losses	(602,483)	(28,879)	(12,266)	—	(643,628)
Non-interest income	460,535	41,721	157,708	16,639	676,603
Non-interest expense	(816,374)	(80,807)	(169,980)	(244,683)	(1,311,844)
Income taxes	(55,509)	(22,812)	(20,967)	151,814	52,526

Net income	$103,089	$42,362	$38,937	$(109,219)	$75,169

2006
Net interest income	$883,177	$134,927	$73,097	$(72,024)	$1,019,177
Provision for credit losses	(45,296)	(14,206)	(5,689)	—	(65,191)
Non-interest income	340,005	83,599	157,240	(19,775)	561,069
Non-interest expense	(653,641)	(112,307)	(133,297)	(101,749)	(1,000,994)
Income taxes	(183,486)	(32,204)	(31,974)	194,824	(52,840)

Net income	$340,759	$59,809	$59,377	$1,276	$461,221

2005
Net interest income	$779,706	$145,523	$72,767	$(35,585)	$962,411
Provision for credit losses	(51,255)	(25,922)	(4,122)	—	(81,299)
Non-interest income	305,041	169,675	132,114	25,452	632,282
Non-interest expense	(590,598)	(187,039)	(122,580)	(69,603)	(969,820)
Income taxes	(155,014)	(35,783)	(27,363)	86,677	(131,483)

Net income	$287,880	$66,454	$50,816	$6,941	$412,091

	Assets		Deposits
	At December 31,		At December 31,
BALANCE SHEETS (in millions)	2007	2006	2007	2006

Regional Banking	$34,360	$21,055	$32,626	$20,122
Dealer Sales	5,823	5,169	58	59
PFCMG	2,963	2,097	1,626	1,168
Treasury/Other	11,551	7,008	3,433	3,699

Total	$54,697	$35,329	$37,743	$25,048

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

25. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations, for the years ended December 31, 2007 and 2006:

	2007
(in thousands, except per share data)	Fourth	Third	Second	First
Interest income	$814,398	$851,155	$542,461	$534,949
Interest expense	(431,465)	(441,522)	(289,070)	(279,394)

Net interest income	382,933	409,633	253,391	255,555

Provision for credit losses	(512,082)	(42,007)	(60,133)	(29,406)
Non-interest income	170,557	204,674	156,193	145,177
Non-interest expense	(439,552)	(385,563)	(244,655)	(242,072)

Income (loss) before income taxes	(398,144)	186,737	104,796	129,254
(Provision) benefit for income taxes	158,864	(48,535)	(24,275)	(33,528)

Net income (loss)	$(239,280)	$138,202	$80,521	$95,726

Net income per common share — Basic	$(0.65)	$0.38	$0.34	$0.41
Net income per common share — Diluted	(0.65)	0.38	0.34	0.40

	2006
(in thousands, except per share data)	Fourth	Third	Second	First
Interest income	$544,841	$538,988	$521,903	$464,787
Interest expense	(286,852)	(283,675)	(259,708)	(221,107)

Net interest income	257,989	255,313	262,195	243,680

Provision for credit losses	(15,744)	(14,162)	(15,745)	(19,540)
Non-interest income	140,606	97,910	163,019	159,534
Non-interest expense	(267,790)	(242,430)	(252,359)	(238,415)

Income before income taxes	115,061	96,631	157,110	145,259
(Provision) benefit for income taxes	(27,346)	60,815	(45,506)	(40,803)

Net income	$87,715	$157,446	$111,604	$104,456

Net income per common share — Basic	$0.37	$0.66	$0.46	$0.45
Net income per common share — Diluted	0.37	0.65	0.46	0.45